THIS PROSPECTUS SUPPLEMENT RELATES TO AN EFFECTIVE REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933, AND IS SUBJECT TO COMPLETION OR AMENDMENT. THIS PROSPECTUS SUPPLEMENT SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.

                                                FILED PURSUANT TO RULE 424(B)(3)
                                                      REGISTRATION NO. 333-25175
                             SUBJECT TO COMPLETION
                                 APRIL 24, 1997

PROSPECTUS SUPPLEMENT
(To Prospectus Dated April 18, 1997)

14,750,000 SHARES

                                                                    [LOGO]
OWENS-ILLINOIS, INC.

COMMON STOCK
($.01 PAR VALUE)

All of the shares of common stock (the "Common Stock") offered hereby are being sold by Owens-Illinois, Inc. (the "Company"). Of the shares of Common Stock offered, 11,800,000 shares are being offered by the U.S. Underwriters (as defined herein) in the United States and Canada (the "U.S. Equity Offering") and 2,950,000 shares of Common Stock are being offered by the International Underwriters (as defined herein), in a concurrent offering outside the United States and Canada (the "International Equity Offering" and, together with the U.S. Equity Offering, the "Equity Offerings"), subject to transfers between the U.S. Underwriters and the International Underwriters (collectively, the "Underwriters"). The Price to Public and the Underwriting Discount per share will be identical for the U.S. Equity Offering and the International Equity Offering. The closing of each of the U.S. Equity Offering and the International Equity Offering is conditioned upon the other. See "Underwriting."

Concurrently with the Equity Offerings, the Company is offering $250.0 million aggregate principal amount of Senior Notes due 2004 and $250.0 million aggregate principal amount of Senior Notes due 2007 (collectively, the "Senior Note Offerings" and, together with the Equity Offerings, the "Offerings"). Consummation of the Senior Note Offerings is conditioned upon the consummation of the Equity Offerings and upon the release of the collateral securing, and guarantees of, the Company's obligations under its Existing Credit Facility (as defined herein) and its 11% Senior Debentures due 2003 (the "Outstanding Senior Debentures"). The Company will also commence, on or about April 25, 1997, a tender offer for its Outstanding Senior Debentures, which will be subject to the satisfaction of certain conditions. See "The Proposed Refinancing."

The Common Stock is listed on the New York Stock Exchange (the "NYSE") under the symbol "OI." On April 22, 1997, the last reported sale price of the Common Stock on the NYSE was $27 3/8 per share.

SEE "RISK FACTORS" BEGINNING ON PAGE S-9 FOR A DISCUSSION OF CERTAIN FACTORS THAT SHOULD BE CONSIDERED BY POTENTIAL INVESTORS.

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS SUPPLEMENT OR THE PROSPECTUS TO WHICH IT RELATES. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                                      PRICE TO           UNDERWRITING           PROCEEDS TO
                                      PUBLIC             DISCOUNT           COMPANY(1)
Per Share...........................  $                  $                  $
Total (2)...........................  $                  $                  $

(1) Before deducting offering expenses payable by the Company estimated at $2.1 million.
(2) The Company has granted to the U.S. Underwriters and the International Underwriters 30-day options to purchase up to 1,770,000 and 442,500 additional shares of Common Stock, respectively, at the Price to Public, less the Underwriting Discount, solely to cover over-allotments, if any. If the Underwriters exercise such options in full, the total Price to Public,
    Underwriting Discount and Proceeds to Company will be $         ,
    $         and $         , respectively. See "Underwriting."

The shares of Common Stock are offered subject to receipt and acceptance by the Underwriters, to prior sale and to the Underwriters' right to reject any order in whole or in part and to withdraw, cancel or modify the offer without notice. It is expected that delivery of the shares of Common Stock will be made at the office of Salomon Brothers Inc, Seven World Trade Center, New York, New York, or
through the facilities of The Depository Trust Company, on or about       ,
1997.
SALOMON BROTHERS INC

       GOLDMAN, SACHS & CO.

              LEHMAN BROTHERS

                      MERRILL LYNCH & CO.

                             MORGAN STANLEY & CO.                   INCORPORATED

                                    PAINEWEBBER INCORPORATED

The date of this Prospectus Supplement is       , 1997.

CERTAIN PERSONS PARTICIPATING IN THESE OFFERINGS MAY ENGAGE IN TRANSACTIONS THAT STABILIZE, MAINTAIN OR OTHERWISE AFFECT THE PRICE OF THE COMMON STOCK. SUCH TRANSACTIONS MAY INCLUDE STABILIZING, PURCHASING COMMON STOCK TO COVER SYNDICATE SHORT POSITIONS AND IMPOSING PENALTY BIDS. FOR A DESCRIPTION OF THESE ACTIVITIES, SEE "UNDERWRITING."

                         PROSPECTUS SUPPLEMENT SUMMARY

    THE FOLLOWING SUMMARY IS QUALIFIED IN ITS ENTIRETY BY THE MORE DETAILED INFORMATION, INCLUDING THE CONSOLIDATED FINANCIAL STATEMENTS OF THE COMPANY, THE NOTES THERETO, AND THE OTHER FINANCIAL DATA CONTAINED ELSEWHERE OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS SUPPLEMENT AND THE ACCOMPANYING PROSPECTUS. PROSPECTIVE INVESTORS SHOULD CAREFULLY CONSIDER THE FACTORS SET FORTH HEREIN UNDER THE CAPTION "RISK FACTORS" AND ARE URGED TO READ THIS PROSPECTUS SUPPLEMENT, THE ACCOMPANYING PROSPECTUS AND THE OTHER INFORMATION INCORPORATED HEREIN IN THEIR ENTIRETY. UNLESS OTHERWISE INDICATED, ALL INFORMATION IN THIS PROSPECTUS SUPPLEMENT AND THE ACCOMPANYING PROSPECTUS ASSUMES NO EXERCISE OF THE UNDERWRITERS' OVER-ALLOTMENT OPTION RELATING TO THE EQUITY OFFERINGS. THIS PROSPECTUS SUPPLEMENT CONTAINS FORWARD-LOOKING STATEMENTS WITHIN THE MEANING OF
SECTION 27A OF THE SECURITIES ACT AND SECTION 21E OF THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED (THE "EXCHANGE ACT"). SUCH STATEMENTS ARE INDICATED BY WORDS OR PHRASES SUCH AS "ANTICIPATE," "ESTIMATE," "PROJECT," "MANAGEMENT BELIEVES," "THE COMPANY BELIEVES" AND SIMILAR WORDS OR PHRASES. SUCH STATEMENTS ARE BASED ON CURRENT EXPECTATIONS AND ARE SUBJECT TO CERTAIN RISKS, UNCERTAINTIES AND ASSUMPTIONS. SHOULD ONE OR MORE OF THESE RISKS OR UNCERTAINTIES MATERIALIZE, OR SHOULD UNDERLYING ASSUMPTIONS PROVE INCORRECT, ACTUAL RESULTS MAY VARY MATERIALLY FROM THOSE ANTICIPATED, ESTIMATED OR PROJECTED. ALL REFERENCES TO THE "COMPANY" SHALL MEAN OWENS-ILLINOIS, INC. AND ITS CONSOLIDATED SUBSIDIARIES, UNLESS THE CONTEXT INDICATES OTHERWISE.

                                  THE COMPANY

    The Company is one of the world's leading manufacturers of packaging products and is the largest manufacturer of glass containers in the United States, North America, South America and India, and, with the Company's recent acquisition (the "AVIR Acquisition") of AVIR S.p.A. ("AVIR"), the second largest manufacturer of glass containers in Europe. Approximately one of every two glass containers made worldwide is made by the Company, its affiliates or licensees. In 1992, the first full year following the Company's initial public offering of its Common Stock, the Company reported earnings from continuing operations of $78.3 million, or $.66 per share. In 1996, reported earnings from continuing operations were $191.1 million, or $1.58 per share.

    In 1996, on a pro forma basis after giving effect to the AVIR Acquisition, the Company's international glass container operations contributed over $1.7 billion, or approximately 39%, of net sales, and its domestic glass container operations contributed approximately 37% of net sales. In the United States, the Company has more than a 40% share of the U.S. glass container segment of the rigid packaging market. The Company also manufactures plastic containers, plastic closures, plastic prescription containers, labels, and multipack plastic carriers for beverage containers. The Company's plastics and closures businesses contributed approximately $1.1 billion, or 24%, of the Company's net sales in 1996, on a pro forma basis after giving effect to the AVIR Acquisition. The Company is the market leader in the plastic container and closures segments of the rigid packaging market. The Company competes in these segments by emphasizing total package supply (i.e. bottle, label, and closure system), diversified market positions, proprietary technology and products, new package development, and packaging innovation.

    The Company believes it is the technological leader and low-cost producer in the worldwide glass container segment of the rigid packaging market and in most other segments of such market in which it participates. Over the past five years, the Company has invested more than $250 million in research, development and engineering and nearly $1.5 billion in capital expenditures to translate its technology into new products and improved productivity. Through its investments in capital equipment, processes and engineering, the Company strives to increase machine productivity, improve process quality and control costs. By utilizing a total-system approach to production technology and process control improvements, the Company has been able to achieve significant annual machine and labor productivity gains. As a result, the Company believes it is able to maintain a service and cost competitive advantage over its major competitors in most market segments in which it participates. The Company's technical leadership also provides significant licensing opportunities in the growing international glass market and, on a selected basis, in the international plastics market.

    The Company's business strategy is to (i) expand its international glass container operations; (ii) grow its plastics and closures businesses both domestically and internationally and (iii) continue to improve domestic glass container margins. See "The Company."

                            THE PROPOSED REFINANCING

    The Company intends to implement a refinancing plan designed to reduce interest expense, reduce the amount and extend the maturities of the Company's outstanding long-term debt, improve financial flexibility and increase share owners' equity. The refinancing contemplates that the Company will use the proceeds from the Equity Offerings and the Senior Note Offerings and borrowings under its bank credit facility (the "Existing Credit Facility"), which the Company expects to amend prior to the closing of the Offerings to, among other things, increase the borrowing capacity thereunder from $1.8 billion to up to $3.0 billion (the "Amended Credit Facility"), to (a) repurchase the $1.0 billion aggregate principal amount of the Company's currently outstanding 11% Senior Debentures due 2003 (the "Outstanding Senior Debentures") pursuant to the terms of a tender offer (the "Tender Offer") occurring concurrently with the Offerings and (b) redeem $950.0 million aggregate principal amount of the Company's Senior Subordinated Notes (the "Senior Subordinated Notes"), $250.0 million aggregate principal amount of which are redeemable at the option of the Company as of the date hereof and the remaining $700.0 million aggregate principal amount of which become redeemable at the option of the Company at various times in 1997 beginning on June 15, 1997 (the transactions described above being referred to herein, collectively, as the "Refinancing"). Consummation of the Senior Note Offerings is conditioned upon the prior consummation of the Equity Offerings and the release of the collateral securing, and the guarantees of, the Company's obligations under the Existing Credit Facility and the Outstanding Senior Debentures. Consummation of the Senior Note Offerings is not a condition to the consummation of the Equity Offerings. The Company intends to use the net proceeds from the Offerings and borrowings currently available under the Existing Credit Facility or the Amended Credit Facility, if available at such time, to consummate the Tender Offer. If the Company does not enter into the Amended Credit Facility, upon consummation of the Offerings the Company will have sufficient funds to consummate the Tender Offer only. If the Senior Note Offerings are not consummated, the Company will have sufficient funds to consummate the Tender Offer only if additional borrowings are available under the Amended Credit Facility or the Company identifies additional sources of funds. The Company expects to redeem the Senior Subordinated Notes with borrowings under the Amended Credit Facility. The redemption of the Senior Subordinated Notes will be made at the discretion of the Company, depending on prevailing market and economic conditions, when and as the Senior Subordinated Notes become redeemable. Although the Company anticipates that the Amended Credit Facility will be effective prior to the consummation of the Offerings and that the additional borrowing capacity will be available to the Company at such time, there can be no assurance that such will be the case or that the Company will have adequate funds available to redeem the Senior Subordinated Notes as they become redeemable. See "The Proposed Refinancing" and "Use of Proceeds."

                              RECENT DEVELOPMENTS

RECENT ACQUISITIONS

    In February 1997, the Company acquired a controlling interest of approximately 79% in AVIR, the largest manufacturer of glass containers in Italy and the Czech Republic, and the fourth largest in Spain. The Company believes the addition of AVIR, combined with existing manufacturing operations located throughout Europe, will position the Company to better serve the growing market for glass containers in Western, Eastern and Central Europe. The Company has initiated a tender offer for the remaining 21% of the AVIR shares that are publicly held. The tender offer is scheduled to expire on May 22, 1997, and there can be no assurance that the Company will acquire all of the remaining outstanding AVIR shares. The Company expects that the total consideration to be paid by the Company for 100% of the AVIR shares will be approximately $581.9 million.

    In February 1997, the Company acquired certain assets from Anchor Glass Container Corporation (the "Anchor Assets") as part of the Anchor bankruptcy proceedings. The Anchor Assets include both manufacturing assets and contractual agreements with a major U.S. brewer, including a partnership interest in a glass manufacturing facility. The Company acquired the Anchor Assets for approximately $125.0 million plus the assumption of certain liabilities.

RECENT OPERATING RESULTS

    On April 17, 1997, the Company reported that first quarter net sales rose 17% to $1.056 billion, reflecting higher sales by existing businesses as well as the effect of recent acquisitions. Net sales in the first quarter of 1996 were $905.8 million. Earnings before interest expense, income taxes and minority share owners' interests rose 15% to $170.3 million compared to $147.9 million in the comparable quarter for the previous year. The Company's first quarter results include two months of operations by AVIR and the Anchor Assets. The Company reported net earnings of $54.6 million, or $0.44 per share, compared with $39.6 million, or $0.33 per share, for the first quarter of 1996. Excluding the net after tax effect of certain unusual items in 1997, first quarter earnings rose 19% to $47.0 million, or $0.38 per share, compared with the first quarter of 1996. The first quarter 1997 results include a net gain of $16.3 million on the previously announced sale of the Company's remaining 49% interest in Kimble Glass, partially offset by unusual charges, net of tax, totaling $8.7 million.

                  CONDENSED CONSOLIDATED RESULTS OF OPERATIONS
           (MILLIONS OF DOLLARS, EXCEPT SHARE AND PER SHARE AMOUNTS)

                                                                                       THREE MONTHS ENDED
                                                                                           MARCH 31,
                                                                                --------------------------------
                                                                                     1997             1996
                                                                                ---------------  ---------------
Net sales.....................................................................    $   1,056.3       $   905.8
                                                                                ---------------  ---------------
                                                                                ---------------  ---------------
Earnings before interest expense, income taxes and minority share owners'
  interests (a)...............................................................    $     170.3       $   147.9
Interest expense..............................................................           85.9            73.5
                                                                                ---------------  ---------------
Earnings before items below...................................................           84.4            74.4
Provision for income taxes....................................................           23.4            25.9
Minority share owners' interests in earnings of subsidiaries..................            6.4             8.9
                                                                                ---------------  ---------------
Net earnings..................................................................    $      54.6       $    39.6
                                                                                ---------------  ---------------
                                                                                ---------------  ---------------
Net earnings per share of common stock........................................    $      0.44       $    0.33
                                                                                ---------------  ---------------
                                                                                ---------------  ---------------
Average shares outstanding (000's)(b).........................................        121,813         120,060

------------------------
(a) Amount for 1997 includes: (1) a gain of $16.3 million ($16.3 million after tax) on the sale of the remaining 49% interest in Kimble Glass, and (2) charges of $14.1 million ($8.7 million after tax) principally for guarantees of certain obligations of a business divested several years ago.

    The net after tax effects of these items on first quarter 1997 earnings per share are as follows:

Net earnings.............................................................................................  $    0.44
Unusual first quarter charges (credits):
  Charge for guarantee obligations and other.............................................................       0.07
  Gain on sale of Kimble Glass...........................................................................      (0.13)
                                                                                                           ---------
Earnings before unusual first quarter items..............................................................  $    0.38
                                                                                                           ---------

(b) The increase in average shares outstanding from the first quarter of 1996 to the first quarter of 1997 resulted principally from the issuance of approximately 2.2 million shares in the first quarter of 1997 for the exercise of stock options, most of which were to expire in July 1997, pursuant to the Company's stock option plans.

                                  THE OFFERING

Common Stock offered:

    U.S. Equity Offering.....................  11,800,000 shares.

    International Equity Offering............  2,950,000 shares.
        Total................................  14,750,000 shares.

Common Stock outstanding after the Equity
  Offerings (1)..............................  137,571,200 shares.

NYSE Symbol..................................  "OI."

Use of Proceeds..............................  The net proceeds from the Equity Offerings, together with the net proceeds from the
                                               Senior Note Offerings and additional bank
                                               borrowings, will be used to repurchase the
                                               Outstanding Senior Debentures and redeem the
                                               Senior Subordinated Notes in connection with
                                               the Refinancing. See "The Proposed
                                               Refinancing" and "Use of Proceeds."

Dividend Policy..............................  No dividends have been declared or paid since the Company's intitial public offering in
                                               December 1991, and the Company does not
                                               anticipate that it will pay any cash
                                               dividends in the near future. See "Price
                                               Range of Common Stock and Dividend Policy."

Risk Factors.................................  Prospective investors should carefully consider all the information set forth and
                                               incorporated by reference herein and, in
                                               particular, should evaluate the specific
                                               factors set forth under "Risk Factors" before
                                               purchasing any of the shares of Common Stock
                                               offered hereby.

------------------------

(1) Based on 122,821,200 shares of Common Stock outstanding as of April 22, 1997. Excludes, at April 22, 1997, approximately 2,133,500 shares of Common Stock issuable pursuant to immediately exercisable stock options and approximately 80,000 shares of Common Stock issuable in exchange for the Company's Series A Exchangeable Preferred Stock.

                SUMMARY HISTORICAL AND PRO FORMA FINANCIAL DATA

    The actual historical consolidated financial data presented below relate to each of the three years in the period ended December 31, 1996. Such data have been derived from the Company's Consolidated Financial Statements which were audited by Ernst & Young LLP, independent auditors. The data set forth are qualified in their entirety by, and should be read in conjunction with, "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the Company's Consolidated Financial Statements, notes thereto and other financial and statistical information included or incorporated by reference herein.

    The unaudited pro forma information presented below was derived from the unaudited pro forma consolidated condensed financial statements and notes thereto (the "Pro Forma Statements") included in this Prospectus Supplement under "Unaudited Pro Forma Consolidated Financial Information." See "Risk Factors--Potential Variations in Refinancing," "The Proposed Refinancing" and "Selected Consolidated Financial Data."

                                                                           YEARS ENDED DECEMBER 31,
                                                        ---------------------------------------------------------------
                                                                PRO FORMA 1996
                                                        ------------------------------
                                                           AS FURTHER     AS ADJUSTED
                                                          ADJUSTED FOR      FOR AVIR                ACTUAL
                                                        THE REFINANCING   ACQUISITION   -------------------------------
                                                         (UNAUDITED)(A)   (UNAUDITED)(B)   1996      1995       1994
                                                        ----------------  ------------  ---------  ---------  ---------
                                                           (MILLIONS OF DOLLARS, EXCEPT SHARE AND PER SHARE AMOUNTS)
CONSOLIDATED OPERATING RESULTS:
Revenues:
Net sales.............................................    $    4,440.1     $  4,440.1   $ 3,845.7  $ 3,763.2  $ 3,567.3
Other.................................................           168.1          168.1       130.5      117.8       85.6
                                                        ----------------  ------------  ---------  ---------  ---------
                                                               4,608.2        4,608.2     3,976.2    3,881.0    3,652.9
Costs and expenses:
Manufacturing, shipping and delivery..................         3,426.7        3,426.7     3,025.6    2,948.5    2,824.3
Research, engineering, selling, administrative and
  other (c)...........................................           449.9          449.9       323.9      322.9      379.1
                                                        ----------------  ------------  ---------  ---------  ---------
Earnings before interest expense, income taxes and
  minority share owners' interest.....................           731.6          731.6       626.7      609.6      449.5
Interest expense......................................           280.3          351.3       302.6      299.6      278.2
                                                        ----------------  ------------  ---------  ---------  ---------
Earnings before income taxes and minority share
  owners' interest....................................           451.3          380.3       324.1      310.0      171.3
Provision for income taxes............................           167.1          140.0       104.9      100.8       68.9
Minority share owners' interests in earnings of
  subsidiaries........................................            34.1           34.1        28.1       40.1       24.1
                                                        ----------------  ------------  ---------  ---------  ---------
Net earnings..........................................    $      250.1     $    206.2   $   191.1  $   169.1  $    78.3
                                                        ----------------  ------------  ---------  ---------  ---------
                                                        ----------------  ------------  ---------  ---------  ---------
Net earnings per share of common stock................    $       1.84     $     1.70   $    1.58  $    1.40  $    0.64

OTHER DATA:
EBITDA (d)............................................    $    1,015.9     $  1,015.9   $   871.0  $   813.0  $   659.0
Adjusted EBITDA(e)....................................         1,015.9        1,015.9       871.0      813.0      759.0
Depreciation..........................................           264.5          264.5       219.8      188.3      183.3
Amortization of excess cost and intangibles...........            59.9           59.9        46.8       44.8       45.2
Additions to property, plant and equipment............           479.6          479.6       388.4      283.6      286.0
Ratio of earnings to fixed charges....................             2.4x           2.0x        2.0x       1.9x       1.5x
Ratio of Adjusted EBITDA to Interest expense..........             3.6x           2.9x        2.9x       2.7x       2.7x
Ratio of total debt to Adjusted EBITDA................             3.3x           3.6x        3.9x       3.5x       3.5x
Weighted average shares outstanding (000's)...........         135,026        120,276     120,276    119,343    119,005

BALANCE SHEET DATA (AT END OF PERIOD):
Working capital.......................................    $        560     $      560   $     380  $     328  $     171
Total assets..........................................           6,616          6,619       6,105      5,439      5,318
Total debt............................................           3,401          3,617       3,395      2,833      2,690
Share owners' equity..................................           1,009            730         730        532        376

                                                   (FOOTNOTES ON FOLLOWING PAGE)

(FOOTNOTES FOR PREVIOUS PAGE)

------------------------------

(a) Reflects the completion of all the transactions contemplated by the Refinancing.

(b) Reflects the completion of the AVIR Acquisition.

(c) In the fourth quarter of 1995, the Company recorded a charge of $40.0 million ($24.7 million after tax) to write down the asbestos insurance asset and a net credit of $40.0 million ($24.7 million after tax) primarily from the reduction of previously established restructuring reserves. In the fourth quarter of 1994, the Company recorded a charge of $100.0 million ($61.7 million after tax) to write down the asbestos insurance asset.

(d) EBITDA is comprised of earnings from continuing operations before interest expense, income taxes, minority share owners' interests, extraordinary items and cumulative effect of accounting changes and excludes depreciation, amortization of excess cost and intangibles and interest income of $37.1 on a pro forma basis for 1996 and $22.3 million, $29.7 million and $19.0 million on a historical basis for 1996, 1995 and 1994, respectively. EBITDA is a measure of the Company's ability to service its debt. It is not an alternative to net income as a measure of the Company's results of operations (as interest income, interest expense, taxes, depreciation, amortization and minority share owners' interests are included in the determination of net income) or to cash flows as a measure of liquidity (as cash flows include the cash effects of all operating, financing and investing activities). Rather, it is included herein because EBITDA is a widely accepted financial indicator used by certain investors and financial analysts to assess and compare companies on the basis of operating performance. EBITDA, as computed, may not be comparable to similarly-titled measures of other companies.

(e) Adjusted EBITDA excludes an unusual charge of $100.0 million in 1994 (see Note (c)).

                                  RISK FACTORS

    Purchasers of the Common Stock offered hereby should consider the specific factors set forth below as well as the other information set forth in this Prospectus Supplement and the accompanying Prospectus.

LEVERAGE; RESTRICTIVE DEBT COVENANTS

    At March 31, 1997, the Company had $3.6 billion of outstanding indebtedness. Although the Refinancing is expected to reduce indebtedness and interest expense, the Company will continue to have indebtedness that is substantial in relation to its share owners' equity. At March 31, 1997, on a pro forma basis after giving effect to the Refinancing, the Company would have had a ratio of total debt to share owners' equity of 3.3 to 1.0. See "The Proposed Refinancing," "Consolidated Capitalization" and "Unaudited Pro Forma Consolidated Financial Information." The completion of the Refinancing is subject to a number of factors, some of which are beyond the control of the Company. See "--Potential Variations in Refinancing" and "The Proposed Refinancing."

    The Company's Existing Credit Facility contains, and the Company expects that the Amended Credit Facility will continue to contain, certain restrictions on the ability of the Company to incur additional indebtedness, pay dividends, make distributions or other payments and create liens, and limitations on the Company's subsidiaries' abilities to make certain payments and create liens. Under the Amended Credit Facility, the Company will also be required to maintain compliance with certain financial ratios and tests. The Outstanding Senior Debentures also contain certain restrictions on the ability of the Company to incur additional indebtedness, pay dividends, make distributions or other payments, issue preferred stock of certain subsidiaries, engage in transactions with subsidiaries and affiliates, create liens, engage in mergers and consolidations and make investments in unrestricted subsidiaries, which restrictions will remain in place if sufficient Consents (as herein defined) are not received in connection with the Consent Solicitation (as herein defined). Furthermore, as long as the Senior Subordinated Notes remain outstanding, the Company will be subject to the restrictions contained therein, many of which are similar to the restrictions relating to the Outstanding Senior Debentures. These restrictions, combined with the leveraged nature of the Company, could limit the ability of the Company to effect future financings or otherwise may restrict corporate activities. However, the Company does not believe that existing levels of debt have had a material adverse effect on its ability to compete with its competitors.

    Any failure by the Company to comply with the covenants and restrictions contained in the Existing Credit Facility or the Amended Credit Facility or any of the indentures relating to its outstanding debt could result in a default thereunder, which in turn could cause such indebtedness (and by reason of cross-default provisions, other indebtedness) to be declared immediately due and payable. The ability of the Company to comply with these provisions may be affected by events beyond its control.

POTENTIAL VARIATIONS IN REFINANCING

    While the Company expects to raise an aggregate of approximately $875.7 million of net proceeds in the Offerings, depending on prevailing market conditions, the Company may issue more shares of Common Stock and reduce the principal amount of Senior Notes (the "Notes") offered in the Senior Note Offerings or it may reduce the number of shares of Common Stock and increase the principal amount of Notes offered. In addition, the Company is unable to predict the exact aggregate principal amount of the Company's Outstanding Senior Debentures that may be tendered and accepted for payment in the Tender Offer. Further, the closing of the Tender Offer is not a condition to the closing of the Offerings, and the closing of the Offerings is expected to occur prior to the expiration date of the Tender Offer. As a result, purchasers of the Common Stock in connection with the Equity Offerings will not know the principal amount of Outstanding Senior Debentures ultimately tendered and may not know at the time of the closing of the Offerings whether the requisite aggregate principal amount of Outstanding

Senior Debentures have elected to tender pursuant to the terms of the Tender Offer or whether the requisite Consents required to adopt the Proposed Indenture Amendments (as herein defined) have been received. See "The Proposed Refinancing."

    In addition, although the Company expects to increase its borrowing capacity from $1.8 billion to $3.0 billion pursuant to the terms of the Amended Credit Facility and that the additional borrowing capacity will be available to the Company at such time, there can be no assurance that this will be the case. Regardless of whether such borrowings are available, because the Company can redeem the Senior Subordinated Notes at its sole discretion when they become redeemable, there can be no assurance that the Company will redeem all or any portion of the Senior Subordinated Notes. The Company's decision to redeem any of such Senior Subordinated Notes will be made at the time each such series of Senior Subordinated Notes becomes redeemable by the Company and shall be based on, among other things, prevailing market and economic conditions at such time.

    Consummation of the Senior Note Offerings is not a condition to the consummation of the Equity Offerings. If the Senior Note Offerings are not consummated, the Company will have sufficient funds to consummate the Tender Offer only if additional borrowings are available under the Amended Credit Facility or the Company identifies additional sources of funds.

    Accordingly, the Company is unable to predict whether the refinancing of its long-term indebtedness as actually consummated will conform to the Refinancing as described herein. See "Unaudited Pro Forma Consolidated Financial Information." In particular, no assurance can be given that the Tender Offer will result in the tender and acceptance for payment of Outstanding Senior Debentures in the amounts set forth in the assumptions used in the preparation of the Pro Forma Statements. See "Unaudited Pro Forma Consolidated Financial Information."

RISKS ASSOCIATED WITH INTERNATIONAL OPERATIONS

    The Company operates manufacturing and other facilities on four continents and sells its products in over 25 countries. On a pro forma basis after giving effect to the AVIR Acquisition, net sales of the Company's products outside the United States in 1996 totalled approximately $1.7 billion, representing approximately 39% of the Company's net sales. As a result of its international operations, the Company is subject to risks associated with operating in foreign countries, including devaluations and fluctuations in currency exchange rates, imposition of limitations on conversions of foreign currencies into dollars or remittance of dividends and other payments by foreign subsidiaries, imposition or increase of withholding and other taxes on remittances and other payments by foreign subsidiaries, hyperinflation in certain foreign countries and imposition or increase of investment and other restrictions or requirements by foreign governments. Although such risks have not had a material adverse effect on the Company in the past, no assurance can be given that such risks will not have a material adverse effect on the Company in the future. See "Business."

SIGNIFICANT KKR EQUITY INVESTMENT

    After giving effect to the Equity Offerings, and based on shares of Common Stock outstanding as of April 22, 1997, approximately 26.2% (25.8% if the Underwriters' over-allotment option is exercised in full) of the outstanding shares of Common Stock of the Company will be held by three limited partnerships (the "KKR Partnerships"), the general partner of each of which is KKR Associates, L.P. ("KKR Associates"), an affiliate of Kohlberg Kravis Roberts & Co., L.P. ("KKR"). KKR Associates has sole voting and investment power with respect to such shares. Consequently, KKR Associates and its general partners will be able to exercise significant influence over the business of the Company by virtue of their existing majority representation on the Board of Directors of the Company and their voting power with respect to the election of directors and actions requiring stockholder approval. In addition, KKR renders consulting and financial services to the Company and its subsidiaries and receives quarterly management fees.

SHARES ELIGIBLE FOR FUTURE SALE

    After giving effect to the Equity Offerings, and based on the number of shares of Common Stock outstanding as of April 22, 1997, the Company will have approximately 137,571,200 shares of Common Stock outstanding (139,783,700 shares if the underwriters' overallotment option is exercised in full). All of the shares of Common Stock outstanding after the consummation of the Equity Offerings, including 36,000,000 shares held by the KKR Partnerships and approximately 17,184,600 shares collectively held by the Trust for Owens-Illinois Hourly Retirement Plan and the Trust for Owens-Illinois Salary Retirement Plan, are freely tradeable by persons other than "affiliates" of the Company without restriction under the Securities Act. The 36,000,000 shares held by the KKR Partnerships are subject to demand and piggyback registration rights pursuant to the terms of a Registration Rights Agreement by and among the Company and the KKR Partnerships.

                                  THE COMPANY

    The Company is one of the world's leading manufacturers of packaging products and is the largest manufacturer of glass containers in the United States, North America, South America and India, and, with the Company's recent acquisition of AVIR, the second largest manufacturer of glass containers in Europe. Approximately one of every two glass containers made worldwide is made by the Company, its affiliates or licensees. In 1992, the first full year following the Company's initial public offering of its Common Stock, the Company reported earnings from continuing operations of $78.3 million, or $.66 per share. In 1996, reported earnings from continuing operations were $191.1 million, or $1.58 per share.

    In 1996, on a pro forma basis after giving effect to the AVIR Acquisition, the Company's international glass container operations contributed over $1.7 billion, or approximately 39%, of net sales, and its domestic glass container operations contributed approximately 37% of net sales. In the United States, the Company has more than a 40% share of the U.S. glass container segment of the rigid packaging market. The Company also manufactures plastic containers, plastic closures, plastic prescription containers, labels, and multipack plastic carriers for beverage containers. The Company's plastics and closures businesses contributed approximately $1.1 billion, or 24%, of the Company's net sales in 1996, on a pro forma basis after giving effect to the AVIR Acquisition. The Company is the market leader in the plastic container and closures segments of the rigid packaging market. The Company competes in these segments by emphasizing total package supply (i.e., bottle, label, and closure system), diversified market positions, proprietary technology and products, new package development, and packaging innovation.

    The Company believes it is the technological leader and low-cost producer in the worldwide glass container segment of the rigid packaging market and in most other segments of such market in which it participates. Over the past five years, the Company has invested more than $250 million in research, development and engineering and nearly $1.5 billion in capital expenditures to translate its technology into new products and improved productivity. Through its investments in capital equipment, processes and engineering, the Company strives to increase machine productivity, improve process quality and control costs. By utilizing a total-system approach to production technology and process control improvements, the Company has been able to achieve significant annual machine and labor productivity gains. As a result, the Company believes it is able to maintain a service and cost competitive advantage over its major competitors in most market segments in which it participates. The Company's technical leadership also provides significant licensing opportunities in the growing international glass market and, on a selected basis, in the international plastics market.

BUSINESS STRATEGY

    The Company's business strategy is to:

    EXPAND INTERNATIONAL GLASS CONTAINER OPERATIONS

    The Company has expanded and intends to continue to expand its international glass container operations by selectively acquiring companies with leading positions in growing markets, increasing the capacity of selected foreign affiliates, and expanding the global network of glass container companies that license the Company's technology. The Company has significant ownership positions in 19 companies located in 16 foreign countries and Puerto Rico, and sells its products in over 25 countries. International glass net sales in 1996 were larger than domestic glass net sales for the first time in the Company's history, having grown from $640 million in 1992 to over $1.7 billion pro forma in 1996 after giving effect to the AVIR Acquisition. The Company believes that demographic and economic trends in certain developing regions of the world, particularly portions of Latin America, Eastern Europe, India and China, where per capita glass container consumption is relatively low, but growing, will lead to an increase in the demand for glass containers in these markets. These trends include rising disposable incomes, increasing processed food and beverage consumption, additional investments in such regions by multi-national food and beverage companies, some of which are existing customers of the Company, and a trend from the use of returnable containers to the purchase of one-way recyclable containers. In addition, the Company's international glass manufacturing operations generally benefit from lower production costs than its domestic manufacturing operations. Since 1991, the Company has made 10 international glass container acquisitions, including in 1995 and 1996, the acquisitions of manufacturing operations in India, Hungary, Finland, Estonia and China. In February 1997, the Company completed the acquisition of a 79% interest in AVIR, the largest manufacturer of glass containers in Italy and the Czech Republic, and the fourth largest in Spain. The Company believes the addition of AVIR, combined with existing manufacturing operations located throughout Europe, will position the Company to better serve the growing market for glass containers in Western, Eastern and Central Europe. The Company also participates in regions of the world where it does not have an existing manufacturing presence by entering into technical assistance agreements with glass container manufacturers in such regions. The Company currently has such technical assistance agreements with 35 different companies in 37 countries covering areas ranging from manufacturing and engineering assistance to support functions such as marketing, sales and administration.

    GROW PLASTICS AND CLOSURES BUSINESSES BOTH DOMESTICALLY AND INTERNATIONALLY

    The Company intends to grow its existing plastics and closures businesses both domestically and internationally by continuing to focus on those segments of the plastic packaging market where customers seek to use distinctive packaging to differentiate their products. The Company believes it is the largest producer of primary rigid plastics packaging in North America, excluding the plastic soft drink segment in which the Company has chosen not to participate. The Company believes its plastic container (blow molding) operations have the leading share of this segment of the rigid packaging market, excluding plastic soft drink bottles, with leading positions in household, personal care and health care products, and significant positions in food and automotive products. The Company believes it is the largest producer of injection molded plastics packaging in North America, with leading positions in child resistant closures, tamper evident closures, dispensing packaging components and prescription vials. The Company also believes it is a leading producer of plastic in-mold labels for the plastic container industry. The Company also has plastic packaging operations in Europe, Mexico and South America. The Company believes it is a leader in technology and development of custom molded plastic packaging products and has a competitive advantage as a result of one of the shortest new product development cycles in the industry, enabling the Company to provide superior service in the service-sensitive custom plastic packaging market. The Company has completed six small acquisitions since 1993 and expects to continue to supplement internal growth with selected acquisitions.

    IMPROVE DOMESTIC GLASS CONTAINER MARGINS

    The Company's domestic glass container strategy is focused on continuing to improve margins through greater machine and labor productivity. The Company believes that its internally developed machines are significantly more efficient and productive than those used by its competitors, making it the low-cost manufacturer and the recognized technological leader in the glass container manufacturing industry.

    The Company's glass container market strategy is to focus on growing or stable segments of the domestic glass container segment of the rigid packaging market, particularly those which can benefit from the Company's high productivity machines and strategic plant locations. The Company believes that glass containers are a preferred packaging alternative for many customers marketing premium products with a high quality image. Customers marketing premium beer, wine, liquor, juices and teas, baby food and many other food products choose glass containers as their package material of choice to help convey the high quality, purity and premium characteristics of their products. The recent example of a customer selecting a glass container, instead of the more traditional metal container, as the package for a high quality soup illustrates how glass is used to market the premium attributes of a product. The Company believes it is the leading producer of glass containers for the beer, juices and teas, baby food and many other food markets. Unit shipments in the U.S. to brewers and food producers, including producers of juices and teas, approximated 90%, 87% and 77% of the Company's total U.S. glass container unit shipments for 1996, 1995 and 1994, respectively.

    The Company also manufactures glass container forming machinery and related spare parts which it uses internally and sells to affiliates and licensees. The Company believes it is one of the world's leading suppliers of glass container forming machinery.

    The principal executive office of the Company is located at One SeaGate, Toledo, Ohio 43666; the telephone number is (419) 247-5000.

                            THE PROPOSED REFINANCING

    The Offerings are part of the Refinancing, the other principal elements of which are described below. The Refinancing will reduce interest expense, reduce the amount and extend the maturities of the Company's outstanding long-term debt, improve financial flexibility and increase share owners' equity.

THE EQUITY OFFERINGS AND THE SENIOR NOTE OFFERINGS

    It is contemplated that the Company will receive estimated net proceeds of approximately $385.5 million from the Equity Offerings, and estimated net proceeds of approximately $490.2 million from the Senior Note Offerings, all of which will be used, in each case, to repurchase Outstanding Senior Debentures in the Tender Offer. Consummation of the Senior Note Offerings will be conditioned upon the consummation of the Equity Offerings and the release of the collateral securing, and guarantees of, the Company's obligations under the Existing Credit Facility and the Outstanding Senior Debentures. The Equity Offerings are not conditioned upon the concurrent consummation of the Senior Note Offerings. Pursuant to an amendment to the Existing Credit Facility, the Company expects to obtain the consent of the requisite lenders to the release of the collateral securing the Company's obligations under the Existing Credit Facility and the Outstanding Senior Debentures and the release of the guarantees of the Company's obligations under the Existing Credit Facility, effective upon consummation of the Senior Note Offerings. The Company has the ability to cause the guarantees of the Company's obligations under the Outstanding Senior Debentures to be released pursuant to the terms of the agreements governing such guarantees.

AMENDED CREDIT FACILITY

    The Company expects to amend the Existing Credit Facility to obtain the release of the collateral securing, and guarantees of, the Company's obligations under the Existing Credit Facility, effective upon consummation of the Senior Note Offerings, and subsequent to the Offerings but prior to consummation of the Tender Offer, to further amend the Existing Credit Facility to provide up to $3.0 billion of unsecured borrowings. The Company expects to receive commitments from lenders in early May 1997 and expects the willingness of such lenders to provide the financing for the Amended Credit Facility to be subject to their continuing satisfaction with the condition (financial or otherwise), assets, business and operations of the Company and to the satisfaction of a number of conditions to be set forth in the definitive credit facility amendment. It is expected that the Amended Credit Facility will expire on December 31, 2001, and will bear interest at the Company's option at the prime rate or a reserve adjusted eurodollar rate plus a margin linked to the Company's leverage ratio. It is further expected that the Company will be permitted to request bid rate loans from banks participating in the Amended Credit Facility and to issue commercial paper notes to other purchasers. It is expected that the Amended Credit Facility will continue to contain restrictions on the Company's ability to incur indebtedness, pay dividends, make distributions or other payments, and limitations on the Company's subsidiaries' abilities to make certain payments and create liens, and will require that the Company maintain compliance with certain specified ratios and tests. Compliance with these restrictions and covenants could limit the ability of the Company to effect future financings or otherwise restrict corporate activities. There can be no assurance that the Company will enter into the Amended Credit Facility, or that if it does, that the Company will use the borrowings thereunder in the manner contemplated by the Refinancing.

OUTSTANDING SENIOR DEBENTURE TENDER OFFER

    Concurrently with the Offerings, the Company is offering to purchase for cash (the "Tender Offer") all $1.0 billion aggregate principal amount of the Company's Outstanding Senior Debentures at a purchase price based on a fixed spread above a referenced treasury security (the "Tender Offer Consideration"). The Tender Offer will expire at midnight, New York City time, on the date set forth in the tender offer documents (currently anticipated to be May 22, 1997) (the "Expiration Date"). In conjunction with the Tender Offer, the Company is soliciting consents (the "Consents") of the registered holders of the Outstanding Senior Debentures to certain proposed amendments (the "Proposed Indenture Amendments") to the Indenture, dated as of December 15, 1991 (the "Indenture"), by and among the Company, Owens-Illinois Group, Inc., as guarantor, and The Bank of New York, as trustee, pursuant to which the Outstanding Senior Debentures were issued. Each holder of an Outstanding Senior Debenture who validly consents to the Proposed Indenture Amendments on or prior to the consent date set forth in the Tender Offer (the "Consent Date") will be paid $20.00 for each $1,000 in principal amount of the Outstanding Senior Debentures for which Consents have been validly delivered and not validly revoked as of the Consent Date (the "Consent Payment"), with such payment to be made on the payment date specified in the tender offer (the "Payment Date").

    In order to tender Outstanding Senior Debentures in connection with the Tender Offer, a tendering holder will be obligated to consent to the Proposed Indenture Amendments. Furthermore, pursuant to the terms of the Tender Offer, holders of Outstanding Senior Debentures may not deliver Consents without tendering the Outstanding Senior Debentures in the Tender Offer and may not revoke Consents without withdrawing the previously tendered Outstanding Senior Debentures to which such Consents relate. Any holder of Outstanding Senior Debentures who validly tenders such debentures subsequent to 5:00 p.m. New York City time on the Consent Date will receive the Tender Offer Consideration, but will not receive the Consent Payment. Consummation of the Tender Offer is subject to the satisfaction of certain conditions, including (i) receipt by the Company of net proceeds from the Offerings that, when combined with amounts available for borrowing under the Existing Credit Facility or the Amended Credit Facility, are equal to or greater than the amount required to be paid to holders of the Outstanding Senior Debentures pursuant to the Tender Offer, and (ii) the valid tender of and receipt of Consents from at least a majority in aggregate principal amount of the Outstanding Senior Debentures (the "Minimum Tender Condition").

    Although the Company is tendering for all of the Outstanding Senior Debentures, there can be no assurance that all of the holders of the Outstanding Senior Debentures will tender their Outstanding Senior Debentures or that the Tender Offer will be consummated. If less than a majority in aggregate principal amount of the Outstanding Senior Debentures are tendered in connection with the Tender Offer, there can be no assurance that the Company will not waive the Minimum Tender Condition and purchase the principal amount of Outstanding Senior Debentures actually tendered by the Expiration Date. If the Tender Offer does not close and if, in connection therewith, the Proposed Indenture Amendments are not consented to by a majority of the aggregate principal amount of the Outstanding Senior Debentures, the restrictions in the Indenture relating to the Outstanding Senior Debentures would remain in full force and effect. Such restrictions will affect, and in certain circumstances limit, the ability of the Company to, among other things, incur additional indebtedness, pay dividends, make distributions or other payments, issue preferred stock of certain subsidiaries, engage in transactions with subsidiaries and affiliates, create liens, engage in mergers and consolidations and make investments in unrestricted subsidiaries. See "Risk Factors--Potential Variations in the Refinancing."

REDEMPTION OF OUTSTANDING SENIOR SUBORDINATED NOTES

    The Company's $950.0 million aggregate principal amount of Senior Subordinated Notes are redeemable at the option of the Company as follows: (i) $250.0 million aggregate principal amount of the Company's 10 1/4% Senior Subordinated Notes due 1999 are redeemable at 100.0% of principal amount on and after April 1, 1997; (ii) $150.0 million aggregate principal amount of the Company's 10 1/2% Senior Subordinated Notes due 2002 are redeemable at 105.25% of principal amount on and after June 15, 1997; (iii) $250.0 million aggregate principal amount of the Company's 10% Senior Subordinated Notes due 2002 are redeemable at 105.0% of principal amount on and after August 1, 1997; (iv) $200.0 million aggregate principal amount of the Company's 9 3/4% Senior Subordinated Notes due 2004 are redeemable at 104.875% of principal amount on and after August 15, 1997; and (v) $100.0 million aggregate principal amount of the Company's 9.95% Senior Subordinated Notes due 2004 are redeemable at 104.975% of principal amount on and after October 15, 1997. Although the Company currently intends to redeem all of the Senior Subordinated Notes as part of the Refinancing subject to the availability of funds under the Amended Credit Facility, on or shortly following the date on which they are first redeemable, the Company is under no obligation to call for redemption any of the Senior Subordinated Notes at any time. The Company's decision to redeem any of such Senior Subordinated Notes will be made at the time each such series of Senior Subordinated Notes becomes redeemable by the Company and will be based on, among other things, prevailing market and economic conditions.

                                USE OF PROCEEDS

    The Refinancing contemplates that the net proceeds from the Offerings, currently estimated to be approximately $875.7 million in total, as well as approximately $1,233.9 million of borrowings under the Amended Credit Facility, which the Company intends to enter into after the closing of the Offerings, will be used by the Company to (a) repurchase the Outstanding Senior Debentures pursuant to the terms of the Tender Offer and (b) redeem, at the Company's option, up to $950.0 million aggregate principal amount of the Senior Subordinated Notes, $250.0 million of which are redeemable at the option of the Company as of the date hereof and the remaining $700.0 million of which become redeemable at the option of the Company at various times in 1997 beginning June 15, 1997. The consummation of the Tender Offer and the availability of borrowings under the Existing Credit Facility or the Amended Credit Facility are not conditions to the closing of the Offerings. Consummation of the Senior Note Offerings is not a condition to the consummation of the Equity Offerings, but consummation of the Equity Offerings is a condition to the consummation of the Senior Note Offerings. The Company currently contemplates that the net proceeds from the Offerings will be used to repurchase the Outstanding Senior Debentures pursuant to the Tender Offer. It is expected that borrowings under the Existing Credit Facility or the Amended Credit Facility, if consummated, will be used to consummate the Tender Offer and, if the Company so elects, to redeem all or a portion of the Senior Subordinated Notes.

    The Company cannot predict whether the consummation of the Refinancing will conform to the assumptions used in the preparation of the Pro Forma Statements as set forth under "Unaudited Pro Forma Consolidated Financial Information." In analyzing the Pro Forma Statements and other information contained in this Prospectus Supplement, an investor should consider that the Refinancing as actually consummated could differ from the assumptions described herein relating thereto. See "Risk Factors--Potential Variations in Refinancing" and "Unaudited Pro Forma Consolidated Financial Information."

    The following table sets forth a summary of the expected sources and uses of funds in the Refinancing (in millions of dollars):

SOURCES OF FUNDS
--------------------------------------------------------------------------------------------------
Equity Offerings..................................................................................    $    403.8
Senior Note Offerings.............................................................................         500.0
Borrowings under Amended Credit Facility..........................................................       1,233.9
                                                                                                    --------------
  Total Sources of Funds..........................................................................    $  2,137.7
                                                                                                    --------------
                                                                                                    --------------


USES OF FUNDS
--------------------------------------------------------------------------------------------------
Tender for 11% Senior Debentures due 2003 (including Consent Payments)............................    $  1,110.2
Redemption of 10 1/4% Senior Subordinated Notes due 1999..........................................         250.0
Redemption of 10 1/2% Senior Subordinated Notes due 2002..........................................         157.9
Redemption of 10% Senior Subordinated Notes due 2002..............................................         262.5
Redemption of 9 3/4% Senior Subordinated Notes due 2004...........................................         209.8
Redemption of 9.95% Senior Subordinated Notes due 2004............................................         105.0
Estimated Fees and Expenses (including underwriters' discounts)...................................          42.3
                                                                                                    --------------
  Total Uses of Funds.............................................................................    $  2,137.7
                                                                                                    --------------
                                                                                                    --------------

                PRICE RANGE OF COMMON STOCK AND DIVIDEND POLICY

    The Common Stock is traded on The New York Stock Exchange under the symbol "OI." The following table sets forth, for each of the quarterly periods indicated, the high and low sale prices of the Common Stock as reported on The New York Stock Exchange.

YEAR                                                                         HIGH        LOW
-------------------------------------------------------------------------  ---------  ---------
1995
  First Quarter..........................................................  $  11 1/2  $  10 1/8
  Second Quarter.........................................................     13 1/2     10 7/8
  Third Quarter..........................................................     14 1/4     12 5/8
  Fourth Quarter.........................................................     14 3/4         12
1996
  First Quarter..........................................................  $  17 1/8  $  13 5/8
  Second Quarter.........................................................     16 3/4     15 1/8
  Third Quarter..........................................................     17 1/2     15 1/4
  Fourth Quarter.........................................................     22 3/4     15 1/4
1997
  First Quarter..........................................................  $  27 1/8  $  21 1/2
  Second Quarter (through April 22, 1997)................................     27 1/2     23 3/8

    No dividends have been declared or paid since the Company's initial public offering in December 1991 and the Company does not anticipate that it will pay any cash dividends in the near future. The payment of any future dividends on the Common Stock will be determined by the Company's Board of Directors in light of conditions then existing, including the Company's earnings, financial condition, capital requirements, restrictions in financing arrangements, business conditions and other factors. The Company's Existing Credit Facility and the indentures relating to the Company's Outstanding Senior Notes and Senior Subordinated Notes currently limit the Company's ability to declare and pay dividends and, if the Refinancing is consummated as contemplated, the Company's ability to declare and pay dividends will be limited by the terms of the Amended Credit Facility. Future indentures and loan facilities, if any, obtained by the Company may prohibit or restrict the ability of the Company to pay dividends and make distributions to its stockholders. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Capital Resources and Liquidity."

                          CONSOLIDATED CAPITALIZATION

    The following table sets forth the consolidated capitalization of the Company at March 31, 1997 and as adjusted to give effect to the Refinancing, assuming 100% of the Outstanding Senior Debentures are accepted for payment pursuant to the Tender Offer, and, as more fully described below, gives effect to additional borrowings to complete the tender offer for the remaining 21% of AVIR. The table should be read in conjunction with the Consolidated Financial Statements of the Company, the notes thereto and the other financial data contained elsewhere or incorporated by reference in this Prospectus Supplement and the accompanying Prospectus. See "The Proposed Refinancing," "Unaudited Pro Forma Consolidated Financial Information" and "Selected Consolidated Financial Data."

                                                                                              AT MARCH 31, 1997
                                                                                           -----------------------
                                                                                            ACTUAL    AS ADJUSTED
                                                                                           ---------  ------------

                                                                                            (MILLIONS OF DOLLARS,
                                                                                              EXCEPT SHARE AND
                                                                                             PER SHARE AMOUNTS)
Current debt:
  Short-term loans.......................................................................  $   111.2   $    111.2
  Long-term debt due within one year.....................................................       50.7         50.7
                                                                                           ---------  ------------
    Total current debt...................................................................  $   161.9   $    161.9
                                                                                           ---------  ------------
                                                                                           ---------  ------------
Long-term debt:
  Bank Credit Facility:
    Revolving Loans......................................................................  $ 1,110.0   $  2,464.8(a)
    Bid Rate Loans.......................................................................       90.0         90.0
                                                                                           ---------  ------------
      Total bank credit agreement........................................................    1,200.0      2,554.8
    Outstanding Senior Debentures (due 2003).............................................    1,000.0
    Senior Notes due 2004................................................................                   250.0
    Senior Notes due 2007................................................................                   250.0
    Senior Subordinated Notes............................................................      950.0
                                                                                           ---------  ------------
      Total notes and debentures.........................................................    1,950.0        500.0
    Other................................................................................      257.7        257.7
                                                                                           ---------  ------------
  Total long-term debt...................................................................    3,407.7      3,312.5
Share owners' equity:
  Preferred stock........................................................................       21.4         21.4
  Common stock, par value $.01 per share, 122,673,393 shares outstanding, 137,423,393
    shares outstanding as adjusted (b)...................................................        1.2          1.4
  Capital in excess of par value.........................................................    1,074.4      1,459.7
  Deficit................................................................................     (203.6)      (309.1)(c)
    Cumulative foreign currency translation adjustment...................................     (136.1)      (136.1)
                                                                                           ---------  ------------
      Total share owners' equity.........................................................      757.4      1,037.3
                                                                                           ---------  ------------
Total capitalization.....................................................................  $ 4,165.1   $  4,349.8
                                                                                           ---------  ------------
                                                                                           ---------  ------------

------------------------

(a) Includes $1,233.9 million additional borrowings under the Amended Credit Facility in connection with the Refinancing and $120.9 million additional bank borrowings for the estimated cost of completing the tender offer for the remaining 21% of AVIR which is publicly held.

(b) Excludes 2,139,657 shares of Common Stock issuable pursuant to immediately exerciseable stock options outstanding as of March 31, 1997.

(c) The deficit has been increased by $105.5 million for the write-off of unamortized deferred finance fees, consent fees, and tender offer premiums associated with the Amended Credit Facility, the repurchase of the Outstanding Senior Debentures, and the redemption of the Senior Subordinated Notes, after deducting estimated tax benefits, in each case, calculated at March 31, 1997.

             UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL INFORMATION

    The unaudited pro forma condensed consolidated statement of operations contained in this Prospectus Supplement gives effect to the following transactions and events as if they had occurred at the beginning of the period presented: (i) the acquisition of a 79% interest in AVIR; (ii) the completion of the tender offer to purchase the remaining 21% of AVIR; (iii) the sale and issuance of 14,750,000 shares of Common Stock in the Equity Offerings at an assumed offering price of $27 3/8 per share (the last reported sale price of the Common Stock on the NYSE on April 22, 1997); (iv) the sale and issuance of an aggregate $500.0 million principal amount of Senior Notes in the Senior Note Offerings at an assumed price of par; (v) the purchase of all of the Outstanding Senior Debentures in the Tender Offer; (vi) the redemption of all of the Company's Senior Subordinated Notes, aggregating $950.0 million principal amount, plus applicable redemption premiums; and (vii) the availability of increased borrowing capacity under the Amended Credit Facility to redeem the Senior Subordinated Notes, and to pay certain other fees and expenses in connection with the Refinancing. For further information on the acquisition of AVIR, see "The Company." For a discussion of the elements of the Refinancing, see "The Proposed Refinancing" and "Use of Proceeds."

    The unaudited pro forma condensed consolidated balance sheet contained in this Prospectus Supplement gives effect to the foregoing transactions and events as if they had occurred on December 31, 1996.

    The Company is unable to predict the exact aggregate principal amount of the Company's Outstanding Senior Debentures that may be tendered and accepted for payment in the Tender Offer. To the extent that the amount tendered and accepted is less than 100% of the total, the Company will decrease its borrowings under the Amended Credit Facility by such amount of principal and the related tender and consent fees. In addition, if the Company is unable to obtain sufficient increased borrowing capacity under the Amended Credit Facility, the Company may be limited in the amount of Senior Subordinated Notes which can be redeemed or may elect not to redeem some or all of the Senior Subordinated Notes prior to their scheduled maturities. See "--Alternative Pro Forma Assumptions" and "Risk Factors-- Potential Variations in Refinancing."

    Notwithstanding the foregoing, the Company believes that the assumptions made with respect to such events provide a reasonable basis on which to present the pro forma financial data. THE UNAUDITED PRO FORMA CONDENSED CONSOLIDATED STATEMENTS ARE PROVIDED FOR INFORMATIONAL PURPOSES ONLY AND SHOULD NOT BE CONSTRUED TO BE INDICATIVE OF THE COMPANY'S CONSOLIDATED FINANCIAL POSITION OR RESULTS OF OPERATIONS HAD SUCH EVENTS BEEN CONSUMMATED ON THE DATES ASSUMED. THE COMPANY'S ACTUAL CONSOLIDATED FINANCIAL POSITION AND RESULTS OF OPERATIONS IN FUTURE PERIODS WILL BE AFFECTED BY VARIOUS FACTORS, MANY OF WHICH ARE BEYOND THE COMPANY'S CONTROL, INCLUDING FLUCTUATIONS IN THE COMPANY'S EARNINGS, INCREASES IN THE NUMBER OF OUTSTANDING SHARES OF THE COMPANY'S COMMON STOCK, THE PERIOD OF TIME OVER WHICH THE SENIOR SUBORDINATED NOTES ARE REDEEMED AND THE IMPACT OF EXTRAORDINARY CHARGES FOR THE WRITE-OFF OF FEES, EXPENSES AND PREMIUMS ASSOCIATED WITH THE REFINANCING. THE PRO FORMA STATEMENTS DO NOT, THEREFORE, PROJECT THE COMPANY'S FINANCIAL POSITION OR RESULTS OF OPERATIONS FOR ANY FUTURE DATE OR PERIOD.

    The unaudited pro forma condensed consolidated financial information and accompanying notes should be read in conjunction with the Consolidated Financial Statements and accompanying notes incorporated herein by reference.

       UNAUDITED PRO FORMA CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS
                      FOR THE YEAR ENDED DECEMBER 31, 1996

                                                                                 YEAR ENDED
                                                                              DECEMBER 31, 1996
                                                            -----------------------------------------------------
                                                                                                      AS FURTHER
                                                                         AS ADJUSTED                   ADJUSTED
                                                                          FOR AVIR     REFINANCING     FOR THE
                                                              ACTUAL     ACQUISITION(A)  ADJUSTMENTS REFINANCING(D)
                                                            -----------  -----------  -------------  ------------
                                                              (MILLIONS OF DOLLARS, EXCEPT SHARE AND PER SHARE
                                                                                  AMOUNTS)
Revenues:
  Net sales...............................................  $   3,845.7   $ 4,440.1                   $  4,440.1
  Other...................................................        130.5       168.1                        168.1
                                                            -----------  -----------                 ------------
                                                                3,976.2     4,608.2                      4,608.2
Costs and expenses:
  Manufacturing, shipping and delivery....................      3,025.6     3,426.7                      3,426.7
  Research, engineering, selling,
    administrative and other..............................        323.9       449.9                        449.9
                                                            -----------  -----------                 ------------
                                                                3,349.5     3,876.6                      3,876.6
Earnings before interest, income taxes and minority share
  owners' interests.......................................        626.7       731.6                        731.6
Interest expense..........................................        302.6       351.3    $   (71.0)(b)       280.3
                                                            -----------  -----------  -------------  ------------
Earnings before income taxes and minority
  share owners' interests.................................        324.1       380.3         71.0           451.3
Provision for income taxes................................        104.9       140.0         27.1(c)        167.1
Minority share owners' interests in earnings of
  subsidiaries............................................         28.1        34.1                         34.1
                                                            -----------  -----------  -------------  ------------
Net earnings..............................................  $     191.1   $   206.2    $    43.9      $    250.1
                                                            -----------  -----------  -------------  ------------
                                                            -----------  -----------  -------------  ------------
Net earnings per share of common stock....................  $      1.58   $    1.70                   $     1.84
                                                            -----------  -----------                 ------------
                                                            -----------  -----------                 ------------

Weighted average shares outstanding (000's)...............      120,276     120,276                      135,026

Ratio of earnings to fixed charges........................         2.0x        2.0x                         2.4x

              NOTES TO UNAUDITED PRO FORMA CONDENSED CONSOLIDATED
                            STATEMENT OF OPERATIONS

    (a) For purposes of the pro forma condensed consolidated statement of operations, funding of the total estimated purchase consideration of $581.9 million for the AVIR Acquisition is assumed to be under the Company's Existing Credit Facility, which was amended in November 1996 to provide additional borrowing capacity for the AVIR Acquisition. Interest was calculated at average rates in effect under the Existing Credit Facility during the period, and a tax benefit was provided on such interest at the estimated statutory rate. The Company believes that a portion of the $252.3 million unallocated excess of purchase cost over net assets acquired in the AVIR Acquisition will ultimately be allocated to property, plant, and equipment and certain identifiable intangible assets. The detailed allocation of such excess has not been finalized; however, the Company believes that the composite average lives of the AVIR assets, including the remaining unallocated excess of purchase cost over net assets acquired, will range from 25 to 35 years. The pro forma net earnings reflect amortization over 30 years, the average of this range. Amortization over 25 years would decrease net earnings by $1.7 million. Amortization over 35 years would increase net earnings by $1.2 million. These amounts are preliminary estimates and are subject to further refinement upon final determination of the detailed allocation of the AVIR Acquisition purchase consideration.

    (b) Assumes that the estimated proceeds of $875.7 from the Offerings, combined with estimated additional borrowings of $1,233.9 under the Amended Credit Facility in excess of amounts outstanding under the Existing Credit Facility, will be used to redeem the Senior Subordinated Notes, to repurchase the Outstanding Senior Debentures, and to pay tender offer premiums, consent payments, redemption premiums, and other expenses of the Refinancing. The resulting pro forma adjustments to interest expense for the year ended December 31, 1996, consist of the following (in millions of dollars):

(1) Elimination of interest related to:
           Outstanding Senior Debentures................................................  $  (110.0)
           10 1/4% Senior Subordinated Notes............................................      (25.6)
           10 1/2% Senior Subordinated Notes............................................      (15.7)
           10% Senior Subordinated Notes................................................      (25.0)
           9 3/4% Senior Subordinated Notes.............................................      (19.5)
           9.95% Senior Subordinated Notes..............................................      (10.0)
(2) Elimination of deferred finance fee amortization related to:
           Outstanding Senior Debentures................................................       (2.2)
           Senior Subordinated Notes....................................................       (1.8)
           Existing Credit Facility.....................................................       (1.1)
(3) Interest on the Senior Notes:
           Due 2004 (using an assumed rate of 8.30%)....................................       20.7
           Due 2007 (using an assumed rate of 8.57%)....................................       21.4
(4) Interest on borrowings under the Amended Credit Facility in excess of amounts
     outstanding under the Existing Credit Facility (using an assumed rate of 7.62%)....       94.0
(5) Amortization of estimated deferred finance fees related to:
           Senior Notes.................................................................        1.2
           Amended Credit Facility......................................................        2.6
                                                                                          ---------
                                                                                          $   (71.0)
                                                                                          ---------
                                                                                          ---------

    (c) The provision for income taxes has been adjusted to reflect the reduction in interest expense at the estimated statutory rate.

    (d) The unaudited pro forma condensed consolidated statement of operations does not include charges aggregating $172.1 million ($106.3 million after deducting estimated tax benefits) for the write-off of unamortized deferred finance fees, consent fees, and tender offer premiums associated with the Amended Credit Facility, the repurchase of the Outstanding Senior Debentures and the redemption of the Senior Subordinated Notes, calculated at December 31, 1996.

            UNAUDITED PRO FORMA CONDENSED CONSOLIDATED BALANCE SHEET
                              AT DECEMBER 31, 1996

                                                                                                     AS FURTHER
                                                                     AS ADJUSTED FOR                ADJUSTED FOR
                                                                        THE AVIR      REFINANCING       THE
                                                           ACTUAL    ACQUISITION(A)   ADJUSTMENTS   REFINANCING
                                                         ----------  ---------------  ------------  ------------
                                                         (MILLIONS OF DOLLARS, EXCEPT SHARE AND PER SHARE DATA)
ASSETS
Current assets:
  Cash.................................................  $    160.9    $     216.1                   $    216.1
  Short-term investments...............................        14.4           90.4                         90.4
  Receivables..........................................       488.8          613.7                        613.7
  Inventories..........................................       494.6          621.3                        621.3
  Prepaid expenses.....................................       126.4          141.7                        141.7
                                                         ----------  ---------------                ------------
    Total current assets...............................     1,285.1        1,683.2                      1,683.2

Investments and other assets:
  Investments and advances.............................        85.6          104.2                        104.2
  Repair parts inventories.............................       189.4          203.5                        203.5
  Prepaid pension......................................       624.5          624.5                        624.5
  Insurance for asbestos-related costs.................       271.4          271.4                        271.4
  Deposits, receivables and other......................       704.2          280.1     $     (2.7)(b)       277.4
  Excess of purchase cost over net assets..............     1,003.5        1,256.2                      1,256.2
                                                         ----------  ---------------  ------------  ------------
    Total investments and other assets.................     2,878.6        2,739.9           (2.7)      2,737.2

Property, plant and equipment..........................     3,435.9        4,061.1                      4,061.1
Less accumulated depreciation..........................     1,494.3        1,865.1                      1,865.1
                                                         ----------  ---------------                ------------
  Net property, plant and equipment....................     1,941.6        2,196.0                      2,196.0
                                                         ----------  ---------------  ------------  ------------

Total assets...........................................  $  6,105.3    $   6,619.1     $     (2.7)   $  6,616.4
                                                         ----------  ---------------  ------------  ------------
                                                         ----------  ---------------  ------------  ------------

LIABILITIES AND SHARE OWNERS' EQUITY
Current liabilities:
  Short-term loans and long-term debt due within one
    year...............................................  $    141.5    $     165.6                   $    165.6
  Current portion of asbestos liability................       110.0          110.0                        110.0
  Accounts payable and other...........................       653.4          848.0                        848.0
                                                         ----------  ---------------                ------------
    Total current liabilities..........................       904.9        1,123.6                      1,123.6
Long-term debt.........................................     3,253.2        3,451.4     $   (216.1)(c)     3,235.3
Deferred taxes.........................................       201.2          213.2          (65.8)(d)       147.4
Nonpension postretirement benefits.....................       371.7          371.7                        371.7
Asbestos-related liabilities...........................       138.2          138.2                        138.2
Other liabilities......................................       311.7          360.1                        360.1
Minority share owners' interests.......................       194.7          231.2                        231.2

Share owners' equity:
  Preferred stock......................................        21.4           21.4                         21.4
  Common stock, par value $.01 per share, 120,446,348
    shares outstanding, 135,196,348 shares outstanding
    as adjusted(g).....................................         1.2            1.2            0.2(e)         1.4
  Capital in excess of par value.......................     1,047.6        1,047.6          385.3(e)     1,432.9
  Deficit..............................................      (258.2)        (258.2)        (106.3)(f)      (364.5)
  Cumulative foreign currency translation adjustment...       (82.3)         (82.3)                       (82.3)
                                                         ----------  ---------------  ------------  ------------
    Total share owners' equity.........................       729.7          729.7          279.2       1,008.9
                                                         ----------  ---------------  ------------  ------------

Total liabilities and share owners' equity.............  $  6,105.3    $   6,619.1     $     (2.7)   $  6,616.4
                                                         ----------  ---------------  ------------  ------------
                                                         ----------  ---------------  ------------  ------------

       NOTES TO UNAUDITED PRO FORMA CONDENSED CONSOLIDATED BALANCE SHEET

    (a) For purposes of the unaudited pro forma condensed consolidated balance sheet, the assets and liabilities of AVIR have been included at their historical values at December 31, 1996. The initial escrow funding of $440.1 million has been eliminated from deposits, receivables, and other assets as reflected in the Company's balance sheet at that date, and long-term debt has been increased by $141.8 million representing the amount paid in February 1996 for an approximate additional 3% interest in AVIR and the estimated amount required to complete the tender offer for the remaining 21% of AVIR. The excess of purchase cost over the historical value of the net assets acquired is $252.3 million. Such excess will be allocated based upon the fair value of the assets and liabilities of AVIR, the determination of which has not been completed. Therefore, the amounts reflected are preliminary estimates and subject to further refinement upon final determination of the detailed allocation of the AVIR purchase cost.

    (b) Reflects the impact of recording additional deferred finance fees of $9.8 million and $11.8 million related to the Senior Note Offerings and the Amended Credit Facility, respectively, and the write-off of unamortized deferred finance fees of $8.6 million, $10.8 million, and $4.9 million related to the Senior Subordinated Notes, the Outstanding Senior Debentures and the Existing Credit Facility, respectively.

    (c) Reflects the issuance of $500.0 million aggregate principal amount of Senior Notes, a net increase in borrowings under the Amended Credit Facility of $1,233.9 million, and the repurchase of $1.0 billion aggregate principal amount of the Outstanding Senior Debentures and the redemption of $950.0 million aggregate principal amount of the Senior Subordinated Notes.

    (d) Reflects the tax benefit, at estimated statutory rates, of the write-off of unamortized deferred finance fees, tender offer premiums and consent fees.

    (e) Reflects the estimated net proceeds from the Equity Offerings of $387.6 million, less estimated expenses of $2.1 million.

    (f) Represents charges aggregating $172.1 million ($106.3 million after deducting estimated tax benefits) for the write-off of unamortized deferred finance fees, consent fees, and tender offer premiums associated with Amended Credit Facility, the repurchase of the Outstanding Senior Debentures, and the redemption of the Senior Subordinated Notes, in each case, calculated at December 31, 1996.

    (g) Excludes 3,971,378 shares of Common Stock issuable pursuant to immediately exercisable stock options at December 31, 1996.

                       ALTERNATIVE PRO FORMA ASSUMPTIONS

    TENDER OFFER. The Company is unable to predict the exact aggregate principal amount of the Outstanding Senior Debentures that may be tendered and accepted for payment in the Tender Offer. To the extent that the amount tendered and accepted is less than 100% of the total, the Company expects to decrease its borrowings under the Amended Credit Facility by such amount of principal and the related tender and consent fees. For every $100.0 million principal amount of Outstanding Senior Debentures which are not tendered and accepted for payment, interest expense on an annualized basis will be approximately $2.8 million higher than reflected in the pro forma adjustments.

    SENIOR NOTES. For pro forma purposes, the assumed interest rates are 8.30% (U.S. Treasury issue of like maturity plus 1.50%) on the Senior Notes due 2004 and 8.57% (U.S. Treasury issue of like maturity plus 1.75%) on the Senior Notes due 2007. The actual interest rate will be determined based upon market conditions at the time of pricing the Senior Notes Offerings. Each one-half percentage point change in the rate applied to the $500.0 million aggregate principal amount of the Notes will impact interest expense by $2.5 million on an annualized basis.

    AMENDED CREDIT FACILITY. For pro forma purposes, the assumed interest rate on additional borrowings under the Amended Credit Facility is 7.62% (which rate includes the estimated cost of a variable to fixed interest rate swap). The actual interest rate will be determined based upon market conditions at the time such additional amounts are borrowed. Each one-half percentage point change in the rate will impact interest expense by $6.2 million on an annualized basis.

    SENIOR SUBORDINATED NOTES REDEMPTION. If sufficient commitments are not received to provide the required borrowing capacity under the Amended Credit Facility, the Company may be limited in the amount of funds available for the redemption of Senior Subordinated Notes. While it is the Company's current intention to redeem all of the Senior Subordinated Notes at the earliest practicable date in 1997 as each such series becomes redeemable, it is not obligated to do so. For pro forma purposes, to the extent Senior Subordinated Notes are not redeemed for any of the above reasons, assumed borrowings under the Amended Credit Facility will be reduced accordingly. If none of the Senior Subordinated Notes are redeemed, interest expense on a pro forma basis will be approximately $22.6 million ($13.9 million, or $.10 per share, after tax) higher than that reflected in the pro forma adjustments and charges for the write-off of unamortized deferred finance fees, consent fees and tender offer premiums, calculated at December 31, 1996, would be lower by $43.7 million ($27.0 million after tax).

                      SELECTED CONSOLIDATED FINANCIAL DATA

    The selected consolidated financial data presented below relate to each of the five years in the period ended December 31, 1996. Such data have been derived from the Company's Consolidated Financial Statements which were audited by Ernst & Young LLP, independent auditors. The data set forth are qualified in their entirety by, and should be read in conjunction with, "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the Company's Consolidated Financial Statements, notes thereto and other financial and statistical information incorporated by reference herein.

                                                                                YEARS ENDED DECEMBER 31,
                                                               ----------------------------------------------------------
                                                                  1996        1995        1994        1993        1992
                                                               ----------  ----------  ----------  ----------  ----------

                                                                      (MILLIONS OF DOLLARS, EXCEPT PER SHARE DATA)
CONSOLIDATED OPERATING RESULTS:
Revenues:
Net sales....................................................  $  3,845.7  $  3,763.2  $  3,567.3  $  3,535.0  $  3,392.6
Other(a).....................................................       130.5       117.8        85.6       127.1        81.6
                                                               ----------  ----------  ----------  ----------  ----------
                                                                  3,976.2     3,881.0     3,652.9     3,662.1     3,474.2
Costs and expenses:
Manufacturing, shipping and delivery.........................     3,025.6     2,948.5     2,824.3     2,823.8     2,744.1
Research, engineering, selling, administrative
  and other (b)..............................................       323.9       322.9       379.1       842.8       260.3
                                                               ----------  ----------  ----------  ----------  ----------
Earnings (loss) from continuing operations before interest
  expense and items below....................................       626.7       609.6       449.5        (4.5)      469.8
Interest expense.............................................       302.6       299.6       278.2       290.0       312.9
                                                               ----------  ----------  ----------  ----------  ----------
Earnings (loss) from continuing operations before items
  below......................................................       324.1       310.0       171.3      (294.5)      156.9
Provision (credit) for income taxes..........................       104.9       100.8        68.9      (113.1)       64.0
Minority share owners' interests in earnings of
  subsidiaries...............................................        28.1        40.1        24.1        19.4        14.6
                                                               ----------  ----------  ----------  ----------  ----------
Earnings (loss) from continuing operations before
  extraordinary items and cumulative effect of accounting
  changes....................................................       191.1       169.1        78.3      (200.8)       78.3
Net earnings of discontinued operations......................                                             1.4        18.4
Gain on sale of discontinued operations, net of applicable
  income taxes...............................................                                           217.0
Extraordinary charges from early extinguishment of debt, net
  of applicable income taxes.................................                                           (12.7)      (31.5)
Cumulative effect on prior years of changes in methods of
  accounting for income taxes and post retirement benefits,
  net of applicable income taxes (c).........................                                                      (199.4)
                                                               ----------  ----------  ----------  ----------  ----------
Net earnings (loss)..........................................  $    191.1  $    169.1  $     78.3  $      4.9  $   (134.2)
                                                               ----------  ----------  ----------  ----------  ----------
                                                               ----------  ----------  ----------  ----------  ----------
Earnings (loss) per share of common stock:
  Earnings (loss) from continuing operations before
    extraordinary items and cumulative effect of accounting
    changes..................................................  $     1.58  $     1.40  $     0.64  $    (1.70) $     0.66
  Net earnings of discontinued operations....................                                            0.01        0.15
  Gain on sale of discontinued operations....................                                            1.82
  Extraordinary charges......................................                                           (0.10)      (0.26)
  Cumulative effect of accounting changes (c)................                                                       (1.68)
                                                               ----------  ----------  ----------  ----------  ----------
  Net earnings (loss)........................................  $     1.58  $     1.40  $     0.64  $     0.03  $    (1.13)
                                                               ----------  ----------  ----------  ----------  ----------
                                                               ----------  ----------  ----------  ----------  ----------

                                                                       YEARS ENDED DECEMBER 31,
                                                         -----------------------------------------------------
                                                           1996       1995       1994       1993       1992
                                                         ---------  ---------  ---------  ---------  ---------

                                                                     (DOLLAR AMOUNTS IN MILLIONS)
OTHER DATA:
EBITDA(d)..............................................  $   871.0  $   813.0  $   659.0  $   200.7  $   676.5
Adjusted EBITDA(e).....................................      871.0      813.0      759.0      732.8      676.5
Depreciation...........................................      219.8      188.3      183.3      180.0      181.9
Amortization of excess cost and intangibles............       46.8       44.8       45.2       40.8       38.6
Additions to property, plant and equipment.............      388.4      283.6      286.0      266.2      250.8
Ratio of earnings to fixed charges.....................       2.0x       1.9x       1.5x         (f)      1.5x
Ratio of Adjusted EBITDA to interest expense...........       2.9x       2.7x       2.7x       2.5x       2.2x
Ratio of total debt to Adjusted EBITDA.................       3.9x       3.5x       3.5x       3.4x       4.6x
Weighted average shares outstanding (in thousands).....    120,276    119,343    119,005    118,978    118,980
BALANCE SHEET DATA (AT END OF PERIOD):
Working capital........................................  $     380  $     328  $     171  $     234  $     245
Total assets...........................................      6,105      5,439      5,318      4,901      5,151
Total debt.............................................      3,395      2,833      2,690      2,487      3,107
Share owners' equity...................................        730        532        376        295        299

------------------------

(a) Other revenues in 1993 includes gains of $46.1 million ($34.6 million after tax) from divestitures.

(b) In the fourth quarter of 1995, the Company recorded a charge of $40.0 million ($24.7 million after tax) to write down the asbestos insurance asset and a net credit of $40.0 million ($24.7 million after tax) primarily from the reduction of previously established restructuring reserves. In the fourth quarter of 1994, the Company recorded a charge of $100.0 million ($61.7 million after tax) to write down the asbestos insurance asset. In the fourth quarter of 1993, the Company recorded charges totaling $578.2 million ($357.0 million after tax) principally for estimated uninsured future asbestos-related costs and costs associated with its restructuring program.

(c) In the fourth quarter of 1992, the Company adopted Statement of Financial Accounting Standards (SFAS) No. 109, "Accounting for Income Taxes," and SFAS No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions," each as of January 1, 1992.

(d) EBITDA is comprised of earnings from continuing operations before interest expense, income taxes, minority share owners interests, extraordinary items and cumulative effect of accounting changes and excludes depreciation, amortization of excess cost and intangibles and interest income of $22.3 million, $29.7 million, $19.0 million, $15.6 million, and $13.8 million in 1996, 1995, 1994, 1993 and 1992, respectively. EBITDA is a measure of the Company's ability to service its debt. It is not an alternative to net income as a measure of the Company's results of operations (as interest income, interest expense, taxes, depreciation, amortization and minority share owners' interests are included in the determination of net income) or to cash flows as a measure of liquidity (as cash flows include the cash effects of all operating, financing and investing activities). Rather, it is included herein because EBITDA is a widely accepted financial indicator used by certain investors and financial analysts to assess and compare companies on the basis of operating performance. EBITDA as computed may not be comparable to similarly-titled measures of other companies.

(e) Adjusted EBITDA excludes an unusual charge of $100.0 million in 1994 and unusual charges of $578.2 million and a gain of $46.1 million in 1993 (see Notes (a) and (b)).

(f) Earnings of the Company were insufficient to cover fixed charges for the year ended December 31, 1993 in the amount of $292.0 million due to a $253.2 million charge in the fourth quarter of 1993 principally related to the Company's restructuring program and a $325.0 million charge in the fourth quarter of 1993 for estimated uninsured future asbestos-related costs.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

RESULTS OF OPERATIONS

COMPARISON OF 1996 WITH 1995

    For the year ended December 31, 1996, the Company recorded net earnings of $191.1 million, an increase of $22.0 million, or 13.0%, over 1995 net earnings of $169.1 million. Consolidated segment operating profit was $589.2 million in 1996 compared to $565.5 million in 1995. Excluding the effects of the 1995 unusual items described below, the increase was attributable to the Company's domestic glass and plastics and closures operations, which more than offset lower operating profit for the Company's international glass operations. Interest expense, net of interest income, increased $10.4 million due in part to lower interest income as a result of reduced levels of cash available for temporary investment. The decrease in foreign net earnings, particularly for the Brazilian and Venezuelan subsidiaries, also resulted in a decrease in minority share owners' interests in earnings of subsidiaries.

    Capsule segment results (in millions of dollars) for 1996 and 1995 are as follows:

NET SALES TO UNAFFILIATED CUSTOMERS                                       1996        1995
---------------------------------------------------------------------  ----------  ----------
Glass Containers.....................................................  $  2,783.3  $  2,744.0
Plastics and Closures................................................     1,060.7     1,017.7
Other................................................................         1.7         1.5
                                                                       ----------  ----------
  Consolidated total.................................................  $  3,845.7  $  3,763.2
                                                                       ----------  ----------
                                                                       ----------  ----------

OPERATING PROFIT                                                          1996      1995(A)
---------------------------------------------------------------------  ----------  ----------
Glass Containers.....................................................  $    424.5  $    482.7
Plastics and Closures................................................       172.1       137.4
Eliminations and other retained costs................................        (7.4)      (54.6)
                                                                       ----------  ----------
  Consolidated total.................................................  $    589.2  $    565.5
                                                                       ----------  ----------
                                                                       ----------  ----------

------------------------

(a) Includes a charge of $40.0 million to write down the asbestos insurance asset and a net credit of $40.0 million primarily from the reduction of previously established restructuring reserves. These items increased (decreased) operating profit as follows: Glass Containers, $45.1 million; Plastics and Closures $(5.1) million; and other retained costs $(40.0) million.

    Consolidated net sales for 1996 increased $82.5 million, or 2.2%, over the prior year. Net sales of the Glass Containers segment increased $39.3 million, or 1.4%, over 1995. The combined U.S. dollar sales of the segment's foreign affiliates increased over the prior year, reflecting higher unit shipments by several of the foreign affiliates. The inclusion of recently acquired glass container operations in Hungary, Finland, and Estonia more than offset lower unit shipments in Brazil, Venezuela and India and the effects of devaluations of the Venezuelan currency in late 1995 and early 1996. Domestically, glass container unit shipments were slightly below prior year levels due in part to the absence in 1996 of sales of soft drink bottles as a result of the conversion from glass to plastic containers. For the Company, this conversion is completed but has affected 1996 comparisons to prior year periods. As a result of obtaining additional business and increased consumer demand for premium and specialty beers, the increase in shipments to U.S. brewers more than offset the lower shipments of food containers, including iced tea and juice bottles. In the Plastics and Closures segment, sales increased by $43.0 million, or 4.2%, over 1995. Higher unit shipments of compression-molded and dispensing closures, plastic containers, especially containers used for personal care and health care products, along with the reported sales of the recently acquired plastic container operations in Finland contributed to the increase. Partially offsetting were the effects of lower resin prices on pass-through arrangements with customers.

    Consolidated operating profit for 1996 increased $23.7 million, or 4.2%, to $589.2 million from 1995 operating profit of $565.5 million. Consolidated operating profit was 15.3% of net sales in 1996 compared to 15.0% in 1995. Consolidated operating expenses (consisting of selling and administrative, engineering, and research and development expenses) as a percentage of net sales was 6.4% in both 1996 and 1995. Operating profit of the Glass Containers segment was $424.5 million, a decrease of $13.1 million, or 3.0%, from 1995, excluding the 1995 unusual item discussed below. Domestically, operating profit increased over 1995 as a result of an improved cost structure, which more than offset the effects of inflation and slightly lower unit pricing in some product lines. Internationally, record results were achieved in the United Kingdom and Poland, and positive contributions were reported from the recently acquired glass container operations in Hungary, Finland and Estonia. Despite this, however, U.S. dollar operating profit for the international operations was lower in 1996 compared to 1995 due to soft market conditions in Brazil and Venezuela and currency devaluations in Venezuela in late 1995 and early 1996. Operating profit of the Plastics and Closures segment was $172.1 million, an increase of $29.6 million, or 20.8%, from 1995, excluding the 1995 unusual item discussed below. The majority of the increase resulted from higher unit shipments in most businesses. Additionally, improved manufacturing performance, the restructuring of the labels and carriers business, and a consolidation of manufacturing capacity in the specialty products business contributed to the increase. Other retained costs were $7.4 million in 1996 compared to $14.6 million in 1995, excluding the 1995 unusual item discussed below, reflecting higher net financial services income. In December 1995, the Company reached settlements involving all remaining insurance coverage limits (81% of original limits) in the asbestos-related litigation. As a result of the settlement agreements, the Company recorded a charge of $40.0 million ($24.7 million after tax) in the fourth quarter of 1995 to write down the asbestos insurance asset to the approximate coverage amounts expected to be received. For additional information, see "--Capital Resources and Liquidity." In the fourth quarter of 1995, the Company also recorded an unusual net credit of $40.0 million ($24.7 million after tax), related primarily to the reduction of previously established restructuring reserves. Included in the net credit of $40.0 million is a charge of $5.1 million for the restructuring of the Company's labels and carriers business.

    In connection with the Refinancing, the Company will incur approximately $105.5 million of after tax charges relating to the write-off of unamortized deferred finance fees, consent fees and tender offer premiums, calculated at March 31, 1997. This charge will be reflected as an extraordinary item and will reduce net earnings for 1997.

COMPARISON OF 1995 WITH 1994

    For the year ended December 31, 1995, the Company recorded net earnings of $169.1 million compared to $78.3 million in 1994. Excluding the effects of the 1994 unusual item discussed below, the Company's 1995 net earnings of $169.1 million increased $29.1 million, or 20.8%, over 1994 earnings of $140.0 million. Consolidated segment operating profit was $565.5 million in 1995 compared to $508.2 million in 1994, excluding the unusual charge. The increase was largely attributable to the Company's international glass business which reported significantly increased unit shipments, dollar sales, and operating profit in 1995. Interest expense, net of interest income, increased $10.7 million due in part to debt assumed in connection with acquisitions. The Company's annual effective tax rate for 1995 was 32.5% compared to 39.5% for 1994 as adjusted for unusual items. The lower 1995 rate is primarily the result of a higher mix of foreign earnings, which benefited from lower effective tax rates in 1995. The increased foreign net earnings also resulted in an increase in minority share owners' interests in earnings of subsidiaries, principally in Brazil, Colombia, and Poland.

    Capsule segment results (in millions of dollars) for 1995 and 1994 are as follows:

NET SALES TO UNAFFILIATED CUSTOMERS                                       1995        1994
---------------------------------------------------------------------  ----------  ----------
Glass Containers.....................................................  $  2,744.0  $  2,590.1
Plastics and Closures................................................     1,017.7       976.1
Other................................................................         1.5         1.1
                                                                       ----------  ----------
  Consolidated total.................................................  $  3,763.2  $  3,567.3
                                                                       ----------  ----------
                                                                       ----------  ----------


OPERATING PROFIT                                                        1995 (A)      1994
---------------------------------------------------------------------  ----------  ----------

Glass Containers.....................................................  $    482.7  $    393.0
Plastics and Closures................................................       137.4       140.4
Eliminations and other retained costs (b)............................       (54.6)     (125.2)
                                                                       ----------  ----------
  Consolidated total.................................................  $    565.5  $    408.2
                                                                       ----------  ----------
                                                                       ----------  ----------

------------------------

(a) Includes a charge of $40.0 million to write down the asbestos insurance asset and a net credit of $40.0 million primarily from the reduction of previously established restructuring reserves. These items increased (decreased) operating profit as follows: Glass Containers, $45.1 million; Plastics and Closures $(5.1) million; and other retained costs $(40.0) million.

(b) Includes a charge of $100.0 million in 1994 to write down the asbestos insurance asset.

    Consolidated net sales for 1995 increased $195.9 million, or 5.5%, over the prior year. Net sales of the Glass Containers segment increased $153.9 million, or 5.9%, over 1994. Higher glass container unit shipments by foreign affiliates and recently acquired glass container operations in Poland and India accounted for the increase. Consistent with domestic glass industry trends, the Company's 1995 domestic glass container unit shipments were approximately 6% below 1994. These shipments declined throughout 1995 as a result of the continuing conversion of soft drink containers from glass to plastic. This conversion will also affect comparisons to prior year periods throughout 1996. Higher shipments of glass containers to U.S. brewers as a result of increased consumer demand for premium and specialty beers more than offset lower demand for food containers, including iced tea and juice bottles. In the Plastics and Closures segment, sales increased $41.6 million, or 4.3%, over 1994. Higher unit pricing caused by higher resin costs and increased volumes in the closure and prescription products businesses resulted in higher reported sales. Higher unit shipments of closures and prescription containers were offset by lower shipments of plastic containers, especially bottles used for personal care and household products, due in part to the closing of two plastic bottle manufacturing facilities in late 1994.

    Consolidated operating profit for 1995 increased $57.3 million, or 11.3%, to $565.5 million from 1994 operating profit of $508.2 million, excluding the unusual 1994 fourth quarter charge. Consolidated operating profit was 15.0% of net sales in 1995 compared to 14.2% in 1994, excluding the 1994 unusual item. Consolidated operating expenses as a percentage of net sales decreased to 6.4% in 1995 from 7.0% in 1994. Operating profit of the Glass Containers segment, exclusive of the 1995 unusual item discussed below, was $437.6 million, an increase of $44.6 million, or 11.3%, over 1994. Increased unit shipments at most foreign affiliates, improved market conditions for the segment's Venezuelan operations, and higher margins at the Colombian and United Kingdom operations resulted in higher U.S. dollar operating profits. The economic effects of exchange and price controls instituted in Venezuela in June 1994 and the December 1995 devaluation of the bolivar negatively affected the 1995 operating profit. Similar programs and controls instituted in prior years have had a temporary adverse effect on the operating profit of the Company's foreign affiliates; the Company is not able to project the magnitude or duration of such effects on future operating results. The domestic glass container operations were adversely affected in 1995 by the significantly higher cost of corrugated boxes, which are used extensively in packaging and shipping many of the Company's finished products. Also, domestic glass container unit shipments were lower in 1995 due to the continuing conversion of soft drink containers from glass to plastic, which resulted in excess capacity in the industry and increased price competition. Cost reductions and productivity improvements achieved throughout the Glass Containers segment partially offset these effects. Operating profit of the Plastics and Closures segment, exclusive of the 1995 unusual item discussed below, increased slightly to $142.5 million in 1995 from $140.4 million in 1994. The 1995 results benefited from increased unit shipments in both the closures and prescription containers businesses along with productivity improvements achieved in the plastic bottles business. These benefits were partially offset by the effects of lower shipments and margins in the segment's labels and carriers business as a result of higher raw material costs, the soft drink conversion from glass to plastic, and the increasing utilization by customers of other forms of carriers, such as fiberboard cartons and shrink wrap packaging. Excluding the labels and carriers business, the segment's operating profit was up approximately 11% over 1994. Other retained costs, exclusive of the effects of unusual fourth quarter items in both years as discussed below, were $14.6 million in 1995 compared to $25.2 million in 1994 reflecting lower employee benefit costs and higher net financial services income.

    In December 1995, the Company reached settlements involving all remaining insurance coverage limits (81% of original limits) in the asbestos-related litigation. As a result of the settlement agreements, the Company recorded a charge of $40.0 million ($24.7 million after tax) in the fourth quarter of 1995 to write down the asbestos insurance asset to the approximate coverage amounts expected to be received. For additional information, see "--Capital Resources and Liquidity."

    In the fourth quarter of 1995, the Company also recorded an unusual net credit of $40.0 million ($24.7 million after tax), related primarily to the Company's restructuring program, the cost of which was originally estimated and recorded in the fourth quarter of 1993. During 1994 and 1995, the Company completed a number of the initiatives contemplated in the program. Some costs were lower than originally estimated. Additionally, in response to changing business conditions and obtaining additional business, some of the planned actions were modified, eliminated, or are no longer anticipated. As a result of these developments, the reserve was reduced by $45.1 million. Included in the net credit of $40.0 million is a charge of $5.1 million for the restructuring of the Company's labels and carriers business resulting from the conversion of soft drinks from glass to plastic containers. This charge represents the estimated severance and early retirement costs related to workforce reductions and write downs of equipment and inventory.

    In December 1994, the Company concluded a settlement with certain reinsurers involved in the asbestos-related litigation representing approximately 19% of coverage limits. As a result of the settlement agreement and certain other considerations, including continuing delays in the resolution of the Company's claims for insurance coverage, the Company recorded a charge of $100.0 million ($61.7 million after tax) in the fourth quarter of 1994 to write down the asbestos insurance asset.

CAPITAL RESOURCES AND LIQUIDITY

    The Company's total debt at March 31, 1997 was $3.57 billion, compared to $3.39 billion at December 31, 1996 and $2.85 billion at March 31, 1996.

    At March 31, 1997, the Company had available credit totaling $1.8 billion under its Existing Credit Facility expiring in December 2001, of which $408.2 million had not been utilized compared to $628.7 not utilized as of December 31, 1996. The increased utilization resulted in large part from the requirement to commit available credit sufficient to pay for the remaining 21% of AVIR shares upon the closing of the Company's tender offer for such shares. Utilization was also higher as a result of borrowings for capital expenditures and asbestos-related payments, partially offset by cash provided by operations, including cash received for settlement of a portion of the insurance asset for asbestos-related costs. Cash provided by operating activities was $317.8 million in 1996 compared to $252.6 million in 1995. Capital expenditures for property, plant and equipment were $388.4 million in 1996 and $283.6 million in 1995.

    The Company faces additional demands upon its liquidity for asbestos-related payments. Based on the Company's expectations regarding favorable trends which should lower its aggregate payments for lawsuits and claims and its expectation of the collection of its insurance coverage and reimbursement for such lawsuits, and also based on the Company's expected operating cash flow, the Company believes that the payment of any deferred amounts of previously settled or otherwise determined lawsuits and claims, and the resolution of presently pending and anticipated future lawsuits and claims associated with asbestos, will not have a material adverse effect upon the Company's liquidity on a short-term or long-term basis.

    The Company has settlement agreements with certain reinsurers involved in the asbestos-related litigation. Pursuant to these settlement agreements, the Company has received payments since 1994 aggregating $254.7 million, including $52.1 million received during 1996 and $16.1 million received during the first quarter of 1997. The Company expects to receive additional insurance proceeds in the remainder of 1997 and future years under the agreements. The Company has and will use the settlement proceeds, when received, to reduce bank debt incurred in paying claims.

    Assuming consummation of the Refinancing as currently contemplated, the Company expects that the utilization of available credit under the Amended Credit Facility, combined with cash flows from operations, will be sufficient to fund its operating and seasonal working capital needs, debt service including relatively modest scheduled principal payments, completion of the AVIR Acquisition and other obligations through 2001 (the term of the Amended Credit Facility). If the Refinancing is not consummated as currently contemplated and additional borrowing capacity is not available under the Amended Credit Facility, cash flows from operations may not be sufficient to repay the Company's Senior Subordinated Notes as they become due and payable commencing early 1999. There can be no assurance that the Company will be able to refinance existing indebtedness or otherwise raise funds in a timely manner or that the proceeds therefrom will be sufficient to repay such indebtedness.

                                    BUSINESS

GENERAL DEVELOPMENT OF BUSINESS

    The Company, through its subsidiaries, is the successor to a business established in 1903. The Company is one of the world's leading manufacturers of packaging products. Approximately one of every two glass containers made worldwide is made by the Company, its affiliates or licensees. In addition to being the largest manufacturer of glass containers in the United States, North America, South America and India, and the second largest in Europe with the acquisition of AVIR described below, the Company is a leading manufacturer in the United States of plastic containers, plastic closures, plastic prescription containers, labels, and multipack plastic carriers for beverage containers. Over the last few years, through acquisitions and investments strategic to its core businesses, the Company has furthered its market leadership position in the geographic areas in which it competes. Over the past five years, the Company has invested nearly $1.5 billion in capital expenditures alone (excluding acquisition expenditures) to improve productivity and increase capacity in key locations.

    In 1996, one of the Company's major competitors in the U.S. glass container segment of the rigid packaging industry, Anchor Glass Container Corporation ("Anchor"), filed for protection under Chapter 11 of the United States Bankruptcy Code. As part of the bankruptcy proceedings, in December 1996, the Company announced that an agreement had been reached whereby the Company would acquire two of Anchor's glass manufacturing facilities and assume contractual agreements with a major U. S. brewer, including a partnership interest in a glass manufacturing facility ("Anchor Assets"). This agreement is part of a joint bid by Consumers Packaging, Inc. ("Consumers") and the Company, under which Consumers would purchase the majority of Anchor's assets and assume certain liabilities. Under the agreement, which was completed in February 1997, the Company acquired the Anchor Assets for approximately $125 million plus the assumption of certain liabilities.

    In December 1996, the Company announced that it completed a definitive agreement to purchase a controlling interest of approximately 79% in AVIR, the largest manufacturer of glass containers in Italy and the Czech Republic, and the fourth largest in Spain. The acquisition was completed in February 1997. In March 1997, the Company initiated a tender offer for the 21% of the AVIR shares that are publicly held. Total consideration for 100% of the AVIR shares is expected to be approximately $582 million. AVIR is the largest foreign acquisition the Company has ever made, and is the second largest overall acquisition in the history of the Company.

    In addition to AVIR, the Company has expanded its international glass container operations over the past two years with acquisitions in India, Hungary, Finland, Estonia and China. These acquisition efforts are a key part of the Company's strategy to maintain leadership in glass and plastic packaging and to take advantage of revenue and earnings growth opportunities around the world.

GLASS CONTAINERS INDUSTRY SEGMENT

    The Company is a leading manufacturer of glass containers throughout the world. In addition to being the largest maker of glass containers in the United States, North America, South America and India, the Company also is a leading manufacturer of glass packaging in Europe. Worldwide glass container sales represented 66%, 66% and 67% of the Company's consolidated net sales for the years ended December 31, 1996, 1995, and 1994, respectively. The Company believes that its internally developed machines are significantly more efficient and productive than those used by its competitors, making it the low-cost manufacturer and a recognized technological leader in the industry.

    The Company currently has technical assistance agreements with 35 different companies in 37 countries. These agreements, which cover areas ranging from manufacturing and engineering assistance to support in functions such as marketing, sales, and administration, allow the Company to participate in the worldwide growth of the glass container industry. The Company believes these associations and its technical expertise will afford it opportunities to participate in the glass business in regions of the world where the Company does not currently have a presence.

    PRODUCTS AND SERVICES

    Glass containers are produced in a wide range of sizes, shapes and colors for beer, food, tea, fruit juice, soft drinks, liquor, wine, wine coolers and pharmaceuticals. The Company has been a leader in product innovation, introducing products including long neck nonreturnable beer bottles, and in developing containers for teas, juices, food, soft drinks and wine coolers.

    The Company's product development efforts in glass containers are aimed at providing value added packaging systems to customers and consumers. Product lines designed to complement glass containers include product extensions related to single service packages for teas, juices and soft drinks and innovative secondary packaging systems such as closures, carriers and labeled containers.

    CUSTOMERS

    Beer, food (which include juices and teas), liquor (i.e. distilled spirits) and wine producers comprise the majority of industry demand for U.S. glass containers. In addition to the just previously mentioned producers, international glass container customers include soft drink bottlers. In the regions where the Company has operations, it has leading positions within these customer groups, as well as strong positions in smaller customer groups. The Company believes its position gives it the ability to sustain market share and take advantage of new opportunities and areas of growth within each customer group.

    Most glass production is sold to customers under arrangements with terms varying from several months to several years which specify estimated quantities to be shipped as a percentage of the customers' total annual shipment requirements. Containers are typically scheduled for production in response to customers' orders for their quarterly requirements.

    MARKETS AND COMPETITIVE CONDITIONS

    Including the AVIR Acquisition completed in 1997, the Company has glass container operations located in seventeen countries and Puerto Rico. The principal markets for the Company's glass products are in the United States, Latin America and Europe. The Company has the leading market share of the glass segment of United States beer and food (including juices and teas) packaging. Excluding E & J Gallo Winery Inc., which manufactures its own containers, the Company believes it is a leading supplier of glass for wine and wine coolers. Internationally, the Company is the leading producer of glass containers in most of the geographic markets in which it is located.

    The Company's glass products compete on the basis of quality, service and price with other forms of rigid packaging, principally aluminum and steel cans and plastic bottles, as well as glass containers produced by other large, well-established manufacturers. The principal competitors producing glass containers within the U.S. market are Ball-Foster Glass Container Co., L.L.C., a wholly-owned subsidiary of Paris-based Saint-Gobain ("Ball-Foster"), and Anchor Glass Container Corporation, most of the assets of which were purchased by Canadian-based Consumers Packaging, Inc. in early 1997. The principal competitor producing glass containers outside the U.S. market is Saint-Gobain. The principal competitors producing metal containers are American National Can Company, Ball Corporation, Crown Cork & Seal Company, Inc., Reynolds Metals Company, and Silgan Corporation. In the metal container market, no one competitor is dominant. The principal competitors supplying plastic containers are Continental Plastics Containers, Inc. (a subsidiary of Continental Can Company, Inc.), Graham Packaging Co., Plastipak Packaging, Inc., and Silgan Corporation. In the plastic containers market, no one competitor is dominant.

    METHODS OF DISTRIBUTION

    Due to the significance of transportation costs and the importance of timely delivery, manufacturing facilities are located close to customers. Most of the Company's glass container products are shipped by common carrier to customers within a 250-mile radius of a given production site. In addition to glass container manufacturing facilities, the Company operates two sand plants and three machine shops which manufacture high-productivity glass-making machines.

    DOMESTIC GLASS OPERATIONS

    The Company has more than a 40% share of the glass container category of the U.S. rigid packaging market. Domestically, including the 1997 acquisition of the Anchor Assets, the Company operates 22 glass container manufacturing facilities, a sand plant and two machine shops which manufacture high-productivity glass-making machines. Marketing under the trade name Owens-Brockway, the Company's 1996 U.S. glass container sales were significantly higher than the sales of its nearest U.S. glass container competitor, Ball-Foster.

    Unit shipments in the U.S. to brewers and food producers, including producers of juices and teas, approximated 90%, 87% and 77% of the Company's total U.S. glass container unit shipments for 1996, 1995 and 1994, respectively.

    During 1996, total glass container industry shipments within the United States rigid packaging market were slightly below 1995 shipment levels. Shipments declined in 1996 as a result of the continuing conversion of soft drink containers from glass to plastic and lower demand for food containers, including tea and juice bottles. The Company's share of the United States glass container market has remained relatively constant during this time.

    Industry capacity in North America is expected to be aligned more closely with demand. During the first three months of 1997, closings of three U.S. glass container plants and one in Canada, along with furnace shutdowns have been announced by companies operating in the U.S. glass container industry. Overall, the Company expects glass containers' share of the United States rigid packaging market to remain relatively stable compared to 1996 levels and that the Company will maintain its share of the glass container segment due in part to the Company's ongoing improvement in operating efficiencies and its technological leadership.

    The glass container industry in the United States continues to recycle used glass containers into new glass containers. The Company is an important part of this effort and continues to melt substantial tonnage of recycled glass in its glass furnaces. The infrastructure for recycling glass also supplies recycled glass containers to producers other than those in the glass container industry for use in the manufacture of secondary products (i.e., fiberglass and roadway materials). Glass recycling helps relieve the burden on the nation's landfills, while significantly reducing the need for virgin materials. Recycling also results in energy savings and reductions in air emissions. The Company has no technological barriers to using all of the recycled glass it can reasonably expect to obtain from public/private collection programs as long as such glass meets incoming material quality standards.

    INTERNATIONAL GLASS OPERATIONS

    The Company has added to its international operations by acquiring glass container companies with leading positions in growing markets, increasing the capacity of selected foreign affiliates, and expanding the global network of glass container companies that license the Company's technical assistance. Including the AVIR acquisition, the Company has significant ownership positions in nineteen companies located in sixteen foreign countries and Puerto Rico. Most of the Company's international glass affiliates are the leading container manufacturers in their respective countries, producing a full line of containers for the soft drink, beer, wine, liquor, food, drug and chemical industries. Some of these companies also produce molds, mold parts, sand and feldspar, limestone, machines and machine parts, rolled glass, sheet glass and glass tableware. The Company's principal international glass affiliates are located in Latin America and Europe.

    Outside of the United States, unit shipments of glass containers have grown substantially in recent years. International glass operations are benefiting from increased consumer spending power, increased privatization of industry, a favorable climate for foreign investment, and global expansion programs by major customers. The lowering of trade barriers has resulted in healthier economies, rising standards of living, and growing demand for consumer products and quality packaging in developing countries. The increasing demand for quality packaging products in developing countries, where per capita glass container consumption is low, but rising, continues to create growth opportunities. This is reinforced by the fact that in many developing countries glass has a significant cost advantage over plastic and metal containers. Technologies which have produced productivity improvements in the Company's United States Glass Container operations are also being applied to the operations of foreign affiliates. The Company is continuing to pursue additional strategic alliances with international partners whose markets are growing and whose manufacturing operations can be enhanced by the Company's state-of-the-art technology and equipment, which enables such operations to improve quality, increase productivity, reduce bottle weights, and decrease energy consumption. Sales growth in countries where the Company does not have a direct ownership position may also provide a benefit to the Company in the form of royalties tied to sales volume of the Company's technical assistance licensees. As discussed in the section "General Development of Business", in February 1997, the Company completed the acquisition of a 79% controlling interest in AVIR. The addition of AVIR combined with existing affiliates located throughout Europe will position the Company to serve the large and steadily growing market for glass containers in Western Europe, as well as to meet the growing demand in Eastern and Central Europe.

PLASTICS AND CLOSURES INDUSTRY SEGMENT

    The Company is a leading plastic container manufacturer in the United States. The Company is the market leader in all plastic container and closures segments of the rigid packaging market. Plastic container sales represented 17%, 16% and 17% of the Company's consolidated net sales for the years ended December 31, 1996, 1995, and 1994, respectively. The Company's Plastics and Closures segment operates under the Owens-Brockway trade name and is comprised of four business units.

    PLASTIC PRODUCTS

    This unit, with 22 factories, manufactures rigid, semi-rigid, flexible and multi-layer plastic containers for a wide variety of uses, including household products, personal care products, health care products, chemicals and automotive products and food.

    CLOSURE AND SPECIALTY PRODUCTS

    This unit, with 10 manufacturing facilities, develops and produces closures and closure systems which incorporate functional features such as tamper evidence, child resistance and dispensing. In addition, this unit's diverse product line includes trigger sprayers, finger pumps, and lotion pumps, as well as metal closures and finger pumps for the fragrance and cosmetic industry. In the United States, the Company has a sole license for Alcoa's technology for compression molded, tamper evident, thermoplastic closures. This unit also manufactures custom injection molded products, such as deodorant canisters and toothpaste dispensers.

    PRESCRIPTION PRODUCTS

    The Company's Prescription Products unit manufactures prescription containers. These products are sold primarily to drug wholesalers, major drug chains and the government. Containers for prescriptions include plastic and glass ovals, vials, rounds, squares and ointment jars. The only other major producer in the plastic containers segment of prescription drug packaging is Kerr Group, Inc.

    LABEL AND CARRIER PRODUCTS

    The broad line of labels produced by this unit includes polyethylene labels for in-mold labeling (IML) and laminated labels for beverage containers. Two proprietary carrier lines are also produced by this unit, both of which are predominantly used as six-pack and four-pack carriers for iced teas and other fruit drinks--Hi-Cone (a registered trademark of Illinois Tool Works Inc.) plastic carriers for cans and Contour-Pak-Registered Trademark- plastic carriers for bottles.

    MARKETS

    Major markets for these units include the household products, personal care products, health care products, and food and beverage industries.

    The plastic segment of the rigid packaging market is competitive and fragmented due to generally available technology, low costs of entry and customer emphasis on low package cost. A large number of competitors exists on both a national and regional basis. The Company competes by emphasizing total package supply (i.e. bottle, label, and closure system), diversified market positions, proprietary technology and products, new package development, and packaging innovation. The Company is one of two producers of the Hi-Cone multi-pack carrier (produced under a license agreement with the only other producer, Illinois Tool Works Inc.), and the only producer of the Contour-Pak carrier. The market for closures is divided into various categories in which several suppliers compete for business on the basis of price and product design.

    The Company's strategy has been to compete in the segments of the plastic packaging market where customers seek to use distinctive packaging to differentiate their products among a growing array of choices offered to consumers. The Company believes it is a leader in technology and development of custom products and has a leading market position for such products. The Company believes its plastic container and closure businesses have a competitive advantage as a result of one of the shortest new product development cycles in the industry, enabling the Company to provide superior service in the service-sensitive custom plastic container market. The Company's product innovations in plastic containers and closures include in-mold labeling for custom molded bottles, Contour-Pak carriers for 4, 6 and 8-pack applications, printed Contour-Pak carriers, multilayer structured bottles containing post consumer recycled resin, Flex-Band-Registered Trademark- and PlasTop-Registered Trademark- tamper-evident closures, Clic
Loc-Registered Trademark- child-resistant closures and Pharmacy
Mate-Registered Trademark- reversible prescription container closures.

    Recycling content legislation, which has been enacted in several states, requires that a certain specified minimum percentage of recycled plastic be included in new plastic products. The Company has met such legislated standards in part due to its material and multilayer process technology.

    The Company's Plastics and Closures segment currently has technical assistance agreements with 20 companies in 13 countries. These agreements, which cover areas ranging from manufacturing and engineering assistance to support in functions such as marketing, sales, and administration, allow the Company to participate in the worldwide growth of the plastic packaging industry.

                                  UNDERWRITING

    Subject to the terms and conditions set forth in the U.S. Underwriting Agreement (the "U.S. Underwriting Agreement"), the Company has agreed to sell to each of the underwriters named below (the "U.S. Underwriters"), and each of the U.S. Underwriters, for whom Salomon Brothers Inc is acting as the U.S. representative (the "U.S. Representative"), has severally agreed to purchase from the Company the number of shares of Common Stock set forth opposite its name below:

                                                                               NUMBER OF
U.S. UNDERWRITERS                                                               SHARES
---------------------------------------------------------------------------  -------------
Salomon Brothers Inc.......................................................
Goldman, Sachs & Co........................................................
Lehman Brothers Inc........................................................
Merrill Lynch Pierce, Fenner & Smith
          Incorporated.....................................................
Morgan Stanley & Co. Incorporated .........................................
PaineWebber Incorporated...................................................
                                                                             -------------
         Total.............................................................     11,800,000
                                                                             -------------
                                                                             -------------

    In the U.S. Underwriting Agreement, the several U.S. Underwriters have agreed, subject to the terms and conditions set forth therein, to purchase all the shares of Common Stock offered in the U.S. Equity Offering if any such shares are purchased. In the event of a default by any U.S. Underwriter, the U.S. Underwriting Agreement provides that, in certain circumstances, purchase commitments of the non-defaulting U.S. Underwriters may be increased or the U.S. Underwriting Agreement may be terminated. The U.S. Underwriters have agreed to purchase such shares of Common Stock from the Company at the public offering price set forth on the cover page of this Prospectus Supplement and the Company has agreed to pay the U.S. Underwriters the underwriting discount set forth on the cover page of this Prospectus Supplement for each share of Common Stock so purchased. The Company has been advised by the U.S. Representative that the several U.S. Underwriters propose initially to offer such shares of Common Stock to the public at the public offering price set forth on the cover page of this Prospectus Supplement, and to certain dealers at such price, less a concession
not in excess of $      per share. The U.S. Underwriters may allow, and such
dealers may reallow, a concession not in excess of $      per share to other
dealers. After the Equity Offerings, the public offering price and such concessions may be changed.

    The Company has also entered into an International Underwriting Agreement with the underwriters named therein (the "International Underwriters"), for whom Salomon Brothers International Limited is acting as representative (the "International Representative"), providing for the concurrent offer and sale of 2,950,000 shares of Common Stock outside of the United States and Canada.

    The public offering price and underwriting discount per share of Common Stock for each of the Equity Offerings will be identical. The closing of each of the Equity Offerings is conditioned upon the closing of the other.

    The Company has granted to the U.S. Underwriters an option, exercisable during the 30-day period after the date of this Prospectus Supplement, to purchase up to an aggregate of 1,770,000 additional shares of Common Stock at the same public offering price as set forth on the cover page of this Prospectus Supplement per share to cover over-allotments, if any. The Company has agreed to pay the U.S. Underwriters the underwriting commission set forth on the cover page of this Prospectus Supplement for each additional share of Common Stock so purchased. To the extent that the U.S. Underwriters exercise such option, each U.S. Underwriter will have a firm commitment, subject to certain conditions, to purchase the same proportion of such shares as the number of shares to be purchased and offered by such U.S. Underwriter in the above table bears to the total number of shares initially offered by the U.S.

Underwriters. The Company has also granted to the International Underwriters an option, exercisable during the 30-day period after the date of this Prospectus Supplement, to purchase up to an aggregate of 442,500 additional shares of Common Stock at the same public offering price per share to cover over-allotments, if any.

    The U.S. Underwriters and the International Underwriters have entered into an Agreement Between the U.S. Underwriters and the International Underwriters (the "Agreement Between the U.S. Underwriters and the International Underwriters"), pursuant to which each U.S. Underwriter has severally agreed that, as part of the distribution of the shares offered by the U.S. Underwriters, (i) it is not purchasing any shares for the account of anyone other than a U.S. or Canadian Person and (ii) it has not offered or sold, and will not offer or sell, directly or indirectly, any such shares or distribute this Prospectus Supplement to any person outside the United States or Canada or to anyone other than a U.S. or Canadian Person. Each U.S. Underwriter has also agreed that it has not offered or sold and will not offer or sell, by means of any document other than this Prospectus Supplement in final form as filed with the Commission, any shares of Common Stock. Each International Underwriter has severally agreed that, as part of the distribution of shares of Common Stock by the International Underwriters, (i) it is not purchasing any shares of Common Stock for the account of any U.S. or Canadian Person, and (ii) it has not offered or sold, and will not offer or sell, directly or indirectly, any shares of Common Stock or distribute the Prospectus Supplement relating to the International Equity Offering to any person who is a U.S. or Canadian Person. The foregoing limitations do not apply to stabilization transactions or to certain other transactions specified in the Agreement Between the U.S. Underwriters and the International Underwriters. As used herein, "United States" means the United States of America (including the District of Columbia) and its territories, its possessions and other areas subject to its jurisdiction, "Canada" means Canada, its provinces, territories, possessions and other areas subject to its jurisdiction, and "U.S. or Canadian Person" means a citizen or resident of the United States or Canada, a corporation, partnership or other entity created or organized in or under the laws of the United States or Canada or any political subdivision thereof, or any estate or trust the income of which is subject to United States or Canadian income taxation, regardless of its source (other than a foreign branch of such entity) and includes any United States or Canadian branch of a person other than a U.S. or Canadian Person.

    Pursuant to the Agreement Between the U.S. Underwriters and the International Underwriters, sales may be made between the Underwriters of such number of shares of Common Stock as may be mutually agreed. The price of any shares so sold shall be the public offering price as set forth on the cover page to this Prospectus Supplement, less an amount not greater than the concession to securities dealers. To the extent that there are sales between the U.S. Underwriters and the International Underwriters pursuant to the Agreement Between the U.S. Underwriters and the International Underwriters, the number of shares initially available for sale by the U.S. Underwriters or the International Underwriters may be more or less than the amount appearing on the cover page of this Prospectus Supplement.

    The Company, its executive officers and directors and the KKR Partnerships will agree that none of them will, directly or indirectly, offer, sell, announce its intention to sell, contract to sell, pledge, hypothecate, grant any option to purchase or otherwise dispose of, any shares of Common Stock or securities convertible or exchangeable into or exercisable for any shares of Common Stock without the prior written consent of Salomon Brothers Inc for a period of 90 days after the date of this Prospectus Supplement, subject to certain exceptions.

    Until the distribution of the Common Stock is completed, rules of the Commission may limit the ability of the U.S. Underwriters to bid for and purchase the Common Stock. As an exception to these rules, the U.S. Representative is permitted to engage in certain transactions that stabilize the price of the Common Stock. Such transactions consist of bids or purchases for the purpose of pegging, fixing or maintaining the price of the Common Stock.

    If the U.S. Underwriters create short positions in the Common Stock in connection with the U.S. Equity Offering by selling more shares of Common Stock than are set forth on the cover page of this Prospectus Supplement, the U.S. Representative may reduce that short position by purchasing Common Stock in the open market. The U.S. Representative may also elect to reduce any short position by exercising all or part of the over-allotment option described above.

    The U.S. Representative may also impose a penalty bid on certain U.S. Underwriters. This means that if the U.S. Representative purchases shares of Common Stock in the open market to reduce the U.S. Underwriters' short position or to stabilize the price of shares of Common Stock, it may reclaim the amount of selling concession from the U.S. Underwriters who sold those shares as part of the U.S. Equity Offering. In general, purchases of a security for the purpose of stabilization or to reduce a short position could cause the price of the security to be higher than it might be in the absence of such purchases. The imposition of a penalty bid might also have an effect on the price of a security to the extent that it were to discourage resales of the security.

    Neither the Company nor any of the U.S. Underwriters makes any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of shares of Common Stock. In addition, neither the Company nor any of the U.S. Underwriters makes any representation that the U.S. Representative will engage in such transactions or that such transactions, once commenced, will not be discontinued without notice.

    The U.S. Underwriting Agreement and the International Underwriting Agreement each provide that the Company will indemnify the several Underwriters against certain liabilities, including liabilities under the Securities Act, or contribute to payments the Underwriters may be required to make in respect thereof.

    The Underwriters have provided and will in the future continue to provide investment banking and other financial services for the Company and certain of its affiliates in the ordinary course of business for which they have received and will receive customary compensation.

                                 LEGAL MATTERS

    Certain legal matters with respect to the Common Stock will be passed upon by Latham & Watkins, San Francisco, California, as counsel for the Company, and for the Underwriters by Simpson Thacher & Bartlett (a partnership which includes professional corporations), New York, New York. Certain partners of Latham & Watkins, members of their families, related persons and others, have an indirect interest, through limited partnerships, in less than 1% of the Common Stock of the Company. Such persons do not have the power to vote or dispose of such shares of Common Stock. Simpson Thacher & Bartlett has from time to time acted as counsel for the Company in certain matters.

                              OWENS-ILLINOIS, INC.

                                                                    [LOGO]
                                DEBT SECURITIES
                                  COMMON STOCK

                            ------------------------
    Owens-Illinois, Inc. (the "Company"), directly or through agents, dealers, or underwriters designated from time to time, may offer, issue and sell, in one or more series or issuances, up to $2,500,000,000 in the aggregate of (a) secured or unsecured debt securities (the "Debt Securities") of the Company, in one or more series, which may be either senior debt securities (the "Senior Debt Securities"), senior subordinated debt securities (the "Senior Subordinated Debt Securities") or subordinated debt securities (the "Subordinated Debt Securities") and (b) shares of common stock of the Company, par value $.01 per share (the "Common Stock"), or any combination of the foregoing, either individually or as units consisting of one or more of the foregoing, each on terms to be determined at the time of sale. The Debt Securities may be issued as exchangeable and/or convertible Debt Securities exchangeable for or convertible into shares of Common Stock. The Company's payment obligations under any series of Debt Securities may be guaranteed by Owens-Illinois Group, Inc., a wholly owned subsidiary of the Company ("Group"). The Debt Securities, including any guarantee of the Debt Securities, and the Common Stock are collectively referred to herein as the "Securities." When a particular series of Securities is offered, a supplement to this Prospectus (each a "Prospectus Supplement") will be delivered with this Prospectus. The Prospectus Supplement will set forth the terms of the offering and sale of the offered Securities.

    Except as described more fully herein or as set forth in the Prospectus Supplement relating to any offered Debt Securities, the Indenture (as herein defined) will not provide holders of Debt Securities protection in the event of a highly-leveraged transaction, reorganization, restructuring, merger or similar transaction involving the Company which could adversely affect holders of Debt Securities. See "Description of Debt Securities--Consolidation, Merger and Sale of Assets."

    The Company's Common Stock is traded on The New York Stock Exchange under the symbol OI. Any Common Stock sold pursuant to a Prospectus Supplement will be listed on The New York Stock Exchange. On April 17, 1997, the last reported sale price of the Common Stock on The New York Stock Exchange was $25 1/2 per share. The Company has not yet determined whether any of the Debt Securities offered hereby will be listed on any exchange or over-the-counter market. If the Company decides to seek listing of any such Securities, the Prospectus Supplement relating thereto will disclose such exchange or market.

                            ------------------------

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
     EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE
        SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES
             COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF
                THIS PROSPECTUS. ANY REPRESENTATION TO THE
                      CONTRARY IS A CRIMINAL OFFENSE.

                            ------------------------

    The Securities will be sold directly, through agents, underwriters or dealers as designated from time to time, or through a combination of such methods. The Company reserves the sole right to accept, and together with its agents, from time to time, to reject in whole or in part any proposed purchase of Securities to be made directly or through agents. If agents of the Company or any dealers or underwriters are involved in the sale of the Securities in respect of which this Prospectus is being delivered, the names of such agents, dealers or underwriters and any applicable commissions or discounts will be set forth in or may be calculated from the Prospectus Supplement with respect to such Securities. See "Plan of Distribution" for possible indemnification arrangements with agents, dealers and underwriters.

    This Prospectus may not be used to consummate sales of Securities unless accompanied by the applicable Prospectus Supplement.

                 The date of this Prospectus is April 18, 1997.

                             AVAILABLE INFORMATION

    The Company and Group have filed with the Securities and Exchange Commission (the "Commission") a Registration Statement on Form S-3 (together with all amendments and exhibits thereto, the "Registration Statement") under the Securities Act of 1933, as amended (the "Securities Act"), with respect to the Securities offered hereby. This Prospectus does not contain all of the information set forth in the Registration Statement, part of which has been omitted in accordance with the rules and regulations of the Commission. For further information about the Company, Group and the Securities offered hereby, reference is made to the Registration Statement, including the exhibits filed as a part thereof and otherwise incorporated therein. Statements made in this Prospectus as to the contents of any agreement or other document referred to herein are qualified by reference to the copy of such agreement or other document filed as an Exhibit to the Registration Statement or such other document, each such statement being qualified in its entirety by such reference.

    Each of the Company and Group is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and, in accordance therewith, files periodic reports, proxy statements and other information with the Commission. The Registration Statement, including the exhibits thereto, as well as such reports and other information filed by the Company and Group with the Commission, can be inspected, without charge, and copied at the public reference facilities maintained by the Commission at 450 Fifth Street, N.W., Room 1024, Washington D.C., 20549; 7 World Trade Center, New York, New York 10048 and 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. The Commission also maintains a site on the World Wide Web at http://www.sec.gov, that contains reports, proxy and other information regarding registrants that file electronically with the Commission and certain of the Company's and Group's filings are available at such web site. Copies of such materials can be obtained from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549 at prescribed rates. Reports and other information concerning the Company can also be inspected at the offices of the New York Stock Exchange, 20 Broad Street, New York, New York 10005.

                     INFORMATION INCORPORATED BY REFERENCE

    The following documents filed with the Commission pursuant to the Exchange Act are incorporated by reference in this Prospectus:

        (1) the Company's and Group's Annual Report on Form 10-K for the year ended December 31, 1996;

        (2) the Company's and Group's Current Report on Form 8-K filed with the Commission on December 31, 1996, as amended by Form 8-K/A filed with the Commission on March 3, 1997;

        (3) the Company's and Group's Current Report on Form 8-K filed with the Commission on March 31, 1997;

        (4) the Company's and Group's Current Report on Form 8-K filed with the Commission on April 17, 1997;

        (5) the description of the Common Stock contained in the Company's Registration Statement on Form 8-A filed on December 3, 1991, as amended;

        (6) all other documents subsequently filed by the Company or Group pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this Prospectus and before the termination of the offering, which shall be deemed to be a part hereof from the date of filing of such documents.

    Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is incorporated or deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

    This Prospectus may not be used to consummate sales of offered securities unless accompanied by a Prospectus Supplement. The delivery of this Prospectus together with a Prospectus Supplement relating to particular offered Securities in any jurisdiction shall not constitute an offer in the jurisdiction of any other securities covered by this Prospectus.

    The Company will provide without charge to each person, including any beneficial owner, to whom this Prospectus is delivered, upon request, a copy of any documents incorporated into this Prospectus by reference (other than exhibits incorporated by reference into such document). Requests for documents should be submitted to the Corporate Secretary, Owens-Illinois, Inc., One SeaGate, Toledo, Ohio 43666, (telephone (419) 247-5000). The information relating to the Company contained in this Prospectus does not purport to be comprehensive and should be read together with the information contained in the documents incorporated or deemed to be incorporated by reference herein.

                DISCLOSURE REGARDING FORWARD-LOOKING STATEMENTS

    THIS PROSPECTUS, INCLUDING ANY DOCUMENTS THAT ARE INCORPORATED BY REFERENCE AS SET FORTH IN "INFORMATION INCORPORATED BY REFERENCE," CONTAINS FORWARD-LOOKING STATEMENTS WITHIN THE MEANING OF SECTION 27A OF THE SECURITIES ACT AND SECTION 21E OF THE EXCHANGE ACT. SUCH STATEMENTS ARE INDICATED BY WORDS OR PHRASES SUCH AS "ANTICIPATE," "ESTIMATE," "PROJECTS," "MANAGEMENT BELIEVES," "THE COMPANY BELIEVES" AND SIMILAR WORDS OR PHRASES. SUCH STATEMENTS ARE SUBJECT TO CERTAIN RISKS, UNCERTAINTIES OR ASSUMPTIONS. SHOULD ONE OR MORE OF THESE RISKS OR UNCERTAINTIES MATERIALIZE, OR SHOULD UNDERLYING ASSUMPTIONS PROVE INCORRECT, ACTUAL RESULTS MAY VARY MATERIALLY FROM THOSE ANTICIPATED, ESTIMATED OR PROJECTED.

                                  THE COMPANY

    The Company, through its subsidiaries, is the successor to a business established in 1903. The Company is one of the world's leading manufacturers of packaging products. Approximately one of every two glass containers made worldwide is made by the Company, its affiliates or licensees. In addition to being the largest manufacturer of glass containers in the United States, North America, South America and India, and the second largest in Europe with the acquisition of Avir S.p.A., the Company is a leading manufacturer in the United States of plastic containers, plastic closures, plastic prescription containers, labels, and multipack plastic carriers for beverage containers. Since 1992, through acquisitions and investments strategic to its core businesses, the Company has furthered its market leadership position in the geographic areas in which it competes. During the years 1993 through 1996, the Company has invested more than $1.0 billion in capital expenditures alone (excluding acquisition expenditures) to improve productivity and increase capacity in key locations.

    Group is a wholly owned subsidiary of the Company. The principal offices of the Company and Group are located at One SeaGate, Toledo, Ohio 43666, and the telephone number of each is (419) 247-5000.

                                USE OF PROCEEDS

    Unless otherwise indicated in the applicable Prospectus Supplement, the Company anticipates that any net proceeds would be used for general corporate purposes, which may include but are not limited to working capital, capital expenditures and acquisitions or the repayment or refinancing of the Company's indebtedness, including the Company's $250.0 million Senior Subordinated Notes which are redeemable at 100% of principal amount on and after April 1, 1997, and the Company's remaining Senior Subordinated Notes, aggregating $700.0 million, which are redeemable beginning on various dates throughout 1997, commencing June 15, 1997. The factors which the Company will consider in any refinancing will include the number of shares of Common Stock and/or the amount and characteristics of any Debt Securities issued and may include, among others, the impact of such refinancing on the Company's liquidity, debt-to-capital ratio and earnings per share. When a particular series of Securities is offered, the Prospectus Supplement relating thereto will set forth the Company's intended use for the net proceeds received from the sale of such Securities. Pending the application of the net proceeds, the Company expects to invest such proceeds in short-term, interest-bearing instruments or other investment-grade securities or to reduce indebtedness under its Bank Credit Agreement.

                      RATIOS OF EARNINGS TO FIXED CHARGES

    The following table sets forth the ratio of earnings to fixed charges of the Company for the periods indicated.

                                                                                                YEARS ENDED DECEMBER 31,
                                                                                            --------------------------------
                                                                                            1996   1995   1994   1993   1992
                                                                                            ----   ----   ----   ----   ----
Ratio of earnings to fixed charges (a)....................................................  2.0x   1.9x   1.5x    (b)   1.5x

------------------------

(a) For the purpose of calculating the ratio of earnings to fixed charges, earnings consist of income before income taxes and fixed charges. Fixed charges include interest expense and that portion of rentals representative of an interest factor.

(b) Earnings of the Company were insufficient to cover fixed changes for the year ended December 31, 1993 in the amount of $292.0 million due to a $250.0 million charge in the fourth quarter of 1993 principally related to the Company's restructuring program and a $325.0 million charge in the fourth quarter of 1993 for estimated uninsured future asbestos-related costs.

                         DESCRIPTION OF DEBT SECURITIES

    The following description sets forth certain general terms and provisions of the Debt Securities to which any Prospectus Supplement may relate. The particular terms of the Debt Securities offered by any Prospectus Supplement, and the extent, if any, to which such general provisions do not apply to the Debt Securities so offered, will be described in the Prospectus Supplement relating to such Debt Securities.

    Debt Securities may be issued from time to time in series under an indenture, and one or more indentures supplemental thereto (collectively, the "Indenture"), between the Company and a trustee to be identified in the applicable Prospectus Supplement (the "Trustee"). The terms of the Debt Securities will include those stated in the Indenture and those made part of the Indenture by reference to the Trust Indenture Act of 1939 (the "TIA") as in effect on the date of the Indenture. The Debt Securities will be subject to all such terms, and potential purchasers of the Debt Securities are referred to the Indenture and the TIA for a statement thereof. The following summary of certain provisions of the Indenture does not purport to be complete and is qualified in its entirety by reference to the Indenture, including the definitions therein of certain terms used below. A copy of the proposed form of Indenture has been filed as an exhibit to the Registration Statement of which this Prospectus is a part. As used under this caption, unless the context otherwise requires, "Offered Debt Securities" shall mean the Debt Securities offered by this Prospectus and an accompanying Prospectus Supplement.

GENERAL

    The Indenture will provide for the issuance of Debt Securities in series and will not limit the principal amount of Debt Securities which may be issued thereunder. In addition, except as may be provided in the Prospectus Supplement relating to such Debt Securities, the Indenture will not limit the amount of additional indebtedness the Company may incur.

    The applicable Prospectus Supplement or Prospectus Supplements will describe the following terms of the series of Offered Debt Securities in respect of which this Prospectus is being delivered: (1) the title of the Offered Debt Securities; (2) whether the Offered Debt Securities are Senior Debt Securities, Senior Subordinated Debt Securities or Subordinated Debt Securities or any combination thereof; (3) the price or prices (expressed as a percentage of the aggregate principal amount therof) at which the Offered Debt Securities will be issued; (4) any limit upon the aggregate principal amount of the Offered Debt Securities; (5) the date or dates on which the principal of the Offered Debt Securities is payable; (6) the rate or rates (which may be fixed or variable) at which the Offered Debt Securities will bear interest, if any, or the manner in which such rate or rates are determined; (7) the date or dates from which any such interest will accrue, the interest payment dates on which any such interest on the Offered Debt Securities will be payable and the record dates for the determination of holders to whom such interest is payable; (8) the place or places where the principal of and any interest on the Offered Debt Securities will be payable; (9) the obligation of the Company, if any, to redeem, repurchase or repay the Offered Debt Securities in whole or in part pursuant to any sinking fund or analogous provisions or at the option of the holders and the price or prices at which and the period or periods within which and the terms and conditions upon which the Offered Debt Securities shall be redeemed, repurchased or repaid pursuant to such obligation; (10) the denominations in which any Offered Debt Securities will be issuable, if other than denominations of U.S. $1,000 and any integral multiple thereof; (11) if other than the principal amount thereof, the portion of the principal amount of the Offered Debt Securities of the series which will be payable upon declaration of the acceleration of the maturity thereof; (12) any addition to or change in the covenants which apply to the Offered Debt Securities; (13) any Events of Default with respect to the Offered Debt Securities, if not otherwise set forth under "Events of Default;" (14) whether the Offered Debt Securities will be issued in whole or in part in global form, the terms and conditions, if any, upon which such global Offered Debt Securities may be exchanged in whole or in part for other individual securities, and the depositary for the Offered Debt Securities;
(15) the terms and conditions, if any, upon which the Offered Debt Securities shall be exchanged for or converted into Common Stock; (16) the nature and terms of the security for any secured Offered Debt Securities; (17) the form and terms of any guarantee of the Offered Debt Securities; and (18) any other terms of the Offered Debt Securities which terms shall not be inconsistent with the provisions of the Indenture.

    Debt Securities may be issued at a discount from their principal amount ("Original Issue Discount Securities"). Federal income tax considerations and other special considerations applicable to any such Original Issue Discount Securities will be described in the applicable Prospectus Supplement.

    Debt Securities may be issued in bearer form, with or without coupons. Federal income tax considerations and other special considerations applicable to bearer securities will be described in the applicable Prospectus Supplement.

STATUS OF DEBT SECURITIES

    The Senior Debt Securities will rank PARI PASSU with all other unsecured and unsubordinated indebtedness of the Company.

    The obligations of the Company pursuant to Senior Subordinated Debt Securities will be subordinate in right of payment, to the extent and in the manner set forth in the Indenture, to all Senior Indebtedness of the Company. With respect to any series of Senior Subordinated Debt Securities, "Senior Indebtedness" of the Company will be defined to mean the principal of, and premium, if any, and any interest (including interest accruing subsequent to the commencement of any proceeding for the bankruptcy or reorganization of the Company under any applicable bankruptcy, insolvency or similar law now or hereafter in effect) and all other monetary obligations of every kind or nature due on or in connection with (a) all indebtedness of the Company whether heretofore or hereafter incurred (i) for borrowed money or (ii) in connection with the acquisition by the Company or a subsidiary of the Company of assets other than in the ordinary course of business, for the payment of which the Company is liable directly or indirectly by guarantee, letter of credit, obligation to purchase or acquire or otherwise, or the payment of which is secured by a lien, charge or encumbrance on assets acquired by the Company, (b) amendments, modifications, renewals, extensions and deferrals of any such indebtedness, and (c) any indebtedness issued in exchange for any such indebtedness (clauses (a) through (c) hereof being collectively referred to herein as "Debt"); provided, however, that the following will not constitute Senior Indebtedness with respect to Senior Subordinated Debt Securities: (1) any Debt as to which, in the instrument evidencing such Debt or pursuant to which such Debt was issued, it is expressly provided that such Debt is subordinate in right of payment to all Debt of the Company not expressly subordinated to such Debt; (2) any Debt which by its terms refers explicitly to the Senior Subordinated Debt Securities and states that such Debt shall not be senior in right of payment; and (3) any Debt of the Company in respect of the Senior Subordinated Debt Securities or any Subordinated Debt Securities.

    The obligations of the Company pursuant to Subordinated Debt Securities will be subordinate in right of payment to all Senior Indebtedness of the Company and to any Senior Subordinated Debt Securities; provided, however, that the following will not constitute Senior Indebtedness with respect to Subordinated Debt Securities: (1) any Debt as to which, in the instrument evidencing such Debt or pursuant to which such Debt was issued, it is expressly provided that such Debt is subordinate in right of payment to all Debt of the Company not expressly subordinated to such Debt; and (2) any Debt of the Company in respect of Subordinated Debt Securities and any Debt which by its terms refers explicitly to the Subordinated Debt Securities and states that such Debt shall not be senior in right of payment.

    No payment pursuant to the Senior Subordinated Debt Securities or the Subordinated Debt Securities, as the case may be, may be made unless all amounts of principal, premium, if any, and interest then due on all applicable Senior Indebtedness of the Company shall have been paid in full or if there shall have occurred and be continuing beyond any applicable grace period a default in any payment with respect to any such Senior Indebtedness, or if there shall have occurred any event of default with respect to any such Senior Indebtedness permitting the holders thereof to accelerate the maturity thereof, or if any judicial proceeding shall be pending with respect to any such default. However, the Company may make payments pursuant to the Senior Subordinated Debt Securities or the Subordinated Debt Securities, as the case may be, if a default in payment or an event of default with respect to the Senior Indebtedness permitting the holder thereof to accelerate the maturity thereof has occurred and is continuing and judicial proceedings with respect thereto have not been commenced within a certain number of days of such default in payment or event of default. Upon any distribution of the assets of the Company upon dissolution, winding-up, liquidation or reorganization, the holders of Senior Indebtedness of the Company will be entitled to receive payment in full of principal, premium, if any, and interest (including interest accruing subsequent to the commencement of any proceeding for the bankruptcy or reorganization of the Company under any applicable bankruptcy, insolvency or similar law now or hereafter in effect) before any payment is made on the Senior Subordinated Debt Securities or Subordinated Debt Securities, as applicable. By reason of such subordination, in the event of insolvency of the Company, holders of Senior Indebtedness of the Company may receive more, ratably, and holders of the Senior Subordinated Debt Securities or Subordinated Debt Securities, as applicable, having a claim pursuant to the Senior Subordinated Debt Securities or Subordinated Debt Securities, as applicable, may receive less, ratably, than the other creditors of the Company. Such subordination will not prevent the occurrence of any event of default (an "Event of Default") in respect of the Senior Subordinated Debt Securities or the Subordinated Debt Securities.

    If the Company offers Debt Securities, the applicable Prospectus Supplement will set forth the aggregate amount of outstanding indebtedness, if any, as of the most recent practicable date that by the terms of such Debt Securities would be senior to such Debt Securities. The applicable Prospectus Supplement will also set forth any limitation on the issuance by the Company of any additional senior indebtedness.

CONVERSION RIGHTS

    The terms, if any, on which Debt Securities of a series may be exchanged for or converted into shares of Common Stock or Preferred Stock will be set forth in the Prospectus Supplement relating thereto.

EXCHANGE, REGISTRATION, TRANSFER AND PAYMENT

    Unless otherwise specified in the applicable Prospectus Supplement, payment of principal, premium, if any, and any interest on the Debt Securities will be payable, and the exchange of and the transfer of Debt Securities will be registerable, at the office of the Trustee or at any other office or agency maintained by the Company for such purpose subject to the limitations of the Indenture. Unless otherwise indicated in the applicable Prospectus Supplement, the Debt Securities will be issued in denominations of U.S. $1,000 or integral multiples thereof. No service charge will be made for any registration of transfer or exchange of the Debt Securities, but the Company may require payment of a sum sufficient to cover any tax or other governmental charge imposed in connection therewith.

GLOBAL DEBT SECURITIES

    The Debt Securities of a series may be issued in the form of one or more Global Securities (the "Global Securities") that will be deposited with a Depositary or its nominee identified in the applicable Prospectus Supplement. In such a case, one or more Global Securities will be issued in a denomination or aggregate denominations equal to the portion of the aggregate principal amount of outstanding Debt Securities of the series to be represented by such Global Security or Securities. Each Global Security will be deposited with such Depositary or nominee or a custodian therefor and will bear a legend regarding the restrictions on exchanges and registration of transfer thereof referred to below and any such other matters as may be provided for pursuant to the applicable Indenture.

    Notwithstanding any provision of the Indenture or any Debt Security described herein, no Global Security may be transferred to, or registered or exchanged for Debt Securities registered in the name of, any person or entity other than the Depositary for such Global Security or any nominee of such Depositary, and no such transfer may be registered, unless (i) the Depositary has notified the Company that it is unwilling or unable to continue as Depositary for such Global Security or has ceased to be qualified to act as such as required by the applicable Indenture, (ii) the Company executes and delivers to the Trustee an order that such Global Security shall be so transferable, registrable and exchangeable, and such transfers shall be registrable, or (iii) there shall exist such circumstances, if any, as may be described in the applicable Prospectus Supplement. All Debt Securities issued in exchange for a Global Security or any portion thereof will be registered in such names as the Depositary may direct.

    The specific terms of the depositary arrangement with respect to any portion of a series of Debt Securities to be represented by a Global Security will be described in the applicable Prospectus Supplement. The Company expects that the following provisions will apply to depositary arrangements.

    Unless otherwise specified in the applicable Prospectus Supplement, Debt Securities which are to be represented by a Global Security to be deposited with or on behalf of a Depositary will be represented by a Global Security registered in the name of such Depositary or its nominee. Upon the issuance of such Global Security, and the deposit of such Global Security with or on behalf of the Depositary for such Global Security, the Depositary will credit, on its book-entry registration and transfer system, the respective principal amounts of the Debt Securities represented by such Global Security to the accounts of institutions that have accounts with such Depositary or its nominee ("participants"). The accounts to be credited will be designated by the underwriters or agents of such Debt Securities or by the Company, if such Debt Securities are offered and sold directly by the Company. Ownership of beneficial interests in such Global Security will be limited to participants or persons that may hold interests through participants. Ownership of beneficial interests by participants in such Global Security will be shown on, and the transfer of that ownership interest will be effected only through, records maintained by the Depositary or its nominee for such Global Security. Ownership of beneficial interests in such Global Security by persons that hold through participants will be shown on, and the transfer of that ownership interest within such participant will be effected only through, records maintained by such participant. The laws of some jurisdictions require that certain purchasers of securities take physical delivery of such securities in certificated form. The foregoing limitations and such laws may impair the ability to transfer beneficial interests in such Global Securities.

    So long as the Depositary for a Global Security, or its nominee, is the registered owner of such Global Security, such Depositary or such nominee, as the case may be, will be considered the sole owner or holder of the Debt Securities represented by such Global Security for all purposes under the Indenture. Unless otherwise specified in the applicable Prospectus Supplement, owners of beneficial interests in such Global Security will not be entitled to have Debt Securities of the series represented by such Global Security registered in their names, will not receive or be entitled to receive physical delivery of Debt Securities of such series in certified form and will not be considered the holders thereof for any purposes under the Indenture. Accordingly, each person owning a beneficial interest in such Global Security must rely on the procedures of the Depositary and, if such person is not a participant, on the procedures of the participant through which such person owns its interest, to exercise any rights of a holder under the Indenture. If the Company requests any action of holders or if an owner of a beneficial interest in such Global Security desires to give any notice or take any action a holder is entitled to give or take under the Indenture, the Depositary will authorize the participants to give such notice or take such action, and participants would authorize beneficial owners owning through such participants to give such notice or take such action or would otherwise act upon the instructions of beneficial owners owning through them.

    Notwithstanding any other provisions to the contrary in the Indenture, the rights of the beneficial owners of the Debt Securities to receive payment of the principal and premium, if any, of and interest on such Debt Securities, on or after the respective due dates expressed in such Debt Securities, or to institute suit for the enforcement of any such payment on or after such respective dates, shall not be impaired or affected without the consent of the beneficial owners.

    Principal of and any interest on a Global Security will be payable in the manner described in the applicable Prospectus Supplement.

CONSOLIDATION, MERGER AND SALE OF ASSETS

    The Company may not consolidate with or merge with or into, or sell, assign, transfer, lease, convey or otherwise dispose of all or substantially all of its property or assets to any person unless (a) the Company is the surviving corporation or the entity or the person formed by or surviving any such consolidation or merger (if other than the Company) or to which such sale, assignment, transfer, lease, conveyance or other disposition shall have been made is a corporation organized and existing under the laws of the United States, any state thereof or the District of Columbia; (b) the entity or person formed by or surviving any such consolidation or merger (if other than the Company) or the entity or person to which such sale, assignment, transfer, lease, conveyance or other disposition shall have been made assumes all the obligations of the Company under the Debt Securities and the Indenture; and (c) immediately prior to and after giving effect to the transaction, no Default (as defined in the Indenture) or Event of Default shall have occurred and be continuing.

CERTAIN OTHER COVENANTS

    Unless otherwise indicated in this Prospectus or a Prospectus Supplement, the Debt Securities will not have the benefit of any covenants that limit or restrict the Company's business or operations, the pledging of the Company's assets or the incurrence of indebtedness by the Company.

    With respect to any series of Senior Subordinated Debt Securities, the Company will agree not to issue Debt which is, expressly by its terms, subordinated in right of payment to any other Debt of the Company and which is not expressly made PARI PASSU with, or subordinate and junior in right of payment to, the Senior Subordinated Debt Securities.

    The applicable Prospectus Supplement will describe any material covenants in respect of a series of Debt Securities. Other than the covenants of the Company included in the Indenture as described above or as described in the applicable Prospectus Supplement, there are no covenants or other provisions in the Indenture providing for a put or increased interest or otherwise that would afford holders of Debt Securities additional protection in the event of a recapitalization transaction, a change of control of the Company or a highly leveraged transaction.

EVENTS OF DEFAULT

    Unless otherwise specified in the applicable Prospectus Supplement, the following will constitute Events of Default under the Indenture with respect to Debt Securities of any series: (a) failure to pay principal of any Debt Security of that series when due and payable at maturity, upon redemption or otherwise;
(b) failure to pay any interest on any Debt Security of that series when due, and the Default continues for 30 days; (c) an Event of Default, as defined in the Debt Securities of that series, occurs and is continuing, or the Company fails to comply with any of its other agreements in the Debt Securities of that series or in the Indenture with respect to that series and the Default continues for the period and after the notice provided therein (and described below); and
(d) certain events of bankruptcy, insolvency or reorganization. A Default under clause (c) above is not an Event of Default with respect to a particular series of Debt Securities until the Trustee or the holders of at least 50% in principal amount of the then outstanding Debt Securities of that series notify the Company of the Default and the Company does not cure the Default within 30 days after receipt of the notice. The notice must specify the Default, demand that it be remedied and state that the notice is a "Notice of Default."

    If an Event of Default with respect to outstanding Debt Securities of any series (other than an Event or Default relating to certain events of bankruptcy, insolvency or reorganization) shall occur and be continuing, either the Trustee or the holders of at least 50% in principal amount of the outstanding Debt Securities of that series by notice, as provided in the Indenture, may declare the unpaid principal amount (or, if the Debt Securities of that series are Original Issue Discount Securities, such lesser amount as may be specified in the terms of that series) of, and any accrued and unpaid interest on, all Debt Securities of that series to be due and payable immediately. However, at any time after a declaration of acceleration with respect to Debt Securities of any series has been made, but before a judgment or decree based on such acceleration has been obtained, the holders of a majority in principal amount of the outstanding Debt Securities of that series may, under certain circumstances, rescind and annul such acceleration. For information as to waiver of defaults, see "Modification and Waiver" below.

    The Indenture will provide that, subject to the duty of the Trustee during an Event of Default to act with the required standard of care, the Trustee will be under no obligation to exercise any of its rights or powers under the applicable Indenture at the request or direction of any of the holders, unless such holders shall have offered to the Trustee reasonable security or indemnity. Subject to certain provisions, including those requiring security or indemnification of the Trustee, the holders of a majority in principal amount of the outstanding Debt Securities of any series will have the right to direct the time, method and place of conducting any proceeding for any remedy available to the Trustee, or exercising any trust or power conferred on the Trustee, with respect to the Debt Securities of that series.

    The Company will be required to furnish to the Trustee under the Indenture annually a statement as to the performance by the Company of its obligations under that Indenture and as to any default in such performance.

MODIFICATION AND WAIVER

    Subject to certain exceptions, the Company and the Trustee may amend the Indenture or the Debt Securities with the written consent of the holders of a majority in principal amount of the then outstanding Debt Securities of each series affected by the amendment with each series voting as a separate class. The holders of a majority in principal amount of the then outstanding Debt Securities of any series may also waive compliance in a particular instance by the Company with any provision of the Indenture with respect to the Debt Securities of that series; provided, however, that without the consent of each holder of Debt Securities affected, an amendment or waiver may not (i) reduce the percentage of the principal amount of Debt Securities whose holders must consent to an amendment or waiver; (ii) reduce the rate or change the time for payment of interest on any Debt Security (including default interest); (iii) reduce the principal of, premium, if any, or change the fixed maturity of any Debt Security, or reduce the amount of, or postpone the date fixed for, redemption or the payment of any sinking fund or analogous obligation with respect thereto; (iv) make any Debt Security payable in currency other than that stated in the Debt Security; (v) make any change in the provisions concerning waivers of Default or Events of Default by holders or the rights of holders to recover the principal of, premium, if any, or interest on, any Debt Security;
(vi) waive a default in the payment of the principal of, or interest on, any Debt Security, except as otherwise provided in the Indenture or (vii) reduce the principal amount of Original Issue Discount Securities payable upon acceleration of the maturity thereof. The Company and the Trustee may amend the Indenture or the Debt Securities without notice to or the consent of any holder of a Debt
Security: (i) to cure any ambiguity, defect or inconsistency; (ii) to comply with the Indenture's provisions with respect to successor corporations; (iii) to comply with any requirements of the Commission in connection with the qualification of the Indenture under the TIA; (iv) to provide for Debt Securities in addition to or in place of certificated Debt Securities; (v) to add to, change or eliminate any of the provisions of the Indenture in respect of one of more series of Debt Securities, provided, however, that any such addition, change or elimination (A) shall neither (1) apply to any Debt Security of any series created prior to the execution of such amendment and entitled to the benefit of such provision, nor (2) modify the rights of a holder of any such Debt Security with respect to such provision, or (B) shall become effective only when there is no outstanding Debt Security of any series created prior to such amendment and entitled to the benefit of such provision; (vi) to make any change that does not adversely affect in any material respect the interest of any holder; or (vii) to establish additional series of Debt Securities as permitted by the Indenture.

    The holders of a majority in principal amount of the then outstanding Debt Securities of any series, by notice to the Trustee, may waive an existing Default or Event of Default and its consequences except a Default or Event of Default in the payment of the principal of, or any interest on, any Debt Security with respect to the Debt Securities of that series; provided, however, that the holders of a majority in principal amount of the outstanding Debt Securities of any series may rescind an acceleration and its consequences, including any related payment default that resulted from such acceleration.

DEFEASANCE OF DEBT SECURITIES AND CERTAIN COVENANTS IN CERTAIN CIRCUMSTANCES

    LEGAL DEFEASANCE. Unless otherwise specified in the applicable Prospectus Supplement, the Indenture will provide that the Company may be discharged from any and all obligations in respect of the Debt Securities of any series (except for certain obligations to register the transfer or exchange of Debt Securities of such series, to replace stolen, lost or mutilated Debt Securities of such series, and to maintain paying agencies and certain provisions relating to the treatment of funds held by paying agents) upon the deposit with the Trustee, in trust, of money and/or U.S. government obligations, that, through the payment of interest and principal in respect thereof in accordance with their terms, will provide money in an amount sufficient in the opinion of a nationally recognized firm of independent public accountants to pay and discharge each installment of principal, premium, if any, and interest, if any, on and any mandatory sinking fund payments in respect of the Debt Securities of such series on the stated maturity of such payments in accordance with the terms of the Indenture and such Debt Securities. Such discharge may occur only if, among other things, the Company has received from, or there has been published by, the United States Internal Revenue Service a ruling, or, since the date of execution of the Indenture, there has been a change in the applicable United States federal income tax law, in either case to the effect that holders of the Debt Securities of such series will not recognize income, gain or loss for United States federal income tax purposes as a result of such deposit, defeasance and discharge and will be subject to United States federal income tax on the same amount and in the same manner and at the same times as would have been the case if such deposit, defeasance and discharge had not occurred.

    DEFEASANCE OF CERTAIN COVENANTS. Unless otherwise specified in the applicable Prospectus Supplement, the Indenture will provide that, upon compliance with certain conditions, the Company may omit to comply with the restrictive covenants contained in the Indenture, as well as any additional covenants contained in a supplement to the Indenture, a Board Resolution or an Officers' Certificate delivered pursuant thereto. The conditions include: the deposit with the Trustee of money and/or U.S. government obligations, that, through the payment of interest and principal in respect thereof in accordance with their terms, will provide money in an amount sufficient in the opinion of a nationally recognized firm of independent public accountants to pay principal, premium, if any, and interest, if any, on and any mandatory sinking fund payments in respect of the Debt Securities of such series on the stated maturity of such payments in accordance with the terms of the Indenture and such Debt Securities; and the delivery to the Trustee of an opinion of counsel to the effect that the holders of the Debt Securities of such series will not recognize income, gain or loss for United States federal income tax purposes as a result of such deposit and related covenant defeasance and will be subject to United States federal income tax in the same amount and in the same manner and at the same times as would have been the case if such deposit and related covenant defeasance had not occurred.

    DEFEASANCE AND EVENTS OF DEFAULT. In the event the Company exercises its option to omit compliance with certain covenants of the Indenture with respect to any series of Debt Securities and the Debt Securities of such series are declared due and payable because of the occurrence of any Event of Default, the amount of money and/or U.S. government obligations on deposit with the Trustee will be sufficient to pay amounts due on the Debt Securities of such series at the time of their stated maturity but may not be sufficient to pay amounts due on the Debt Securities of such series at the time of the acceleration resulting from such Event of Default. However, the Company will remain liable for such payments.

GUARANTEES

    The Company's payment obligation under any series of Debt Securities may be guaranteed by Group. The terms of any such guarantees will be set forth in the applicable Prospectus Supplement.

REGARDING THE TRUSTEES

    The Trustee with respect to any series of Debt Securities will be identified in the Prospectus Supplement relating to such Debt Securities. The Indenture and provisions of the TIA incorporated by reference therein contain certain limitations on the rights of the Trustee, should it become a creditor of the Company, to obtain payment of claims in certain cases, or to realize on certain property received in respect of any such claim, as security or otherwise. The Trustee and its affiliates may engage in, and will be permitted to continue to engage in, other transactions with the Company and its affiliates; PROVIDED, HOWEVER, that if it acquires any conflicting interest (as defined in the TIA), it must eliminate such conflict or resign.

    The holders of a majority in principal amount of the then outstanding Debt Securities of any series will have the right to direct the time, method and place of conducting any proceeding for exercising any remedy available to the Trustee. The TIA and the Indenture provide that in case an Event of Default shall occur (and be continuing), the Trustee will be required, in the exercise of its rights and powers, to use the degree of care and skill of a prudent man in the conduct of his own affairs. Subject to such provision, the Trustee will be under no obligation to exercise any of its rights or powers under the Indenture at the request of any of the holders of the Debt Securities issued thereunder, unless they have offered to the Trustee indemnity satisfactory to it.

                            SECTION 203 OF THE DGCL

    The Company is subject to the "business combination" statute of the Delaware General Corporation Law (the "DGCL"), an anti-takeover law enacted in 1988. In general, Section 203 of the DGCL prohibits a publicly-held Delaware corporation from engaging in a "business combination" with an "interested stockholder," for a period of three years after the date of the transaction in which a person became an "interested stockholder," unless (i) prior to such date the board of directors of the corporation approved either the "business combination" or the transaction which resulted in the stockholder becoming an "interested stockholder," (ii) upon consummation of the transaction which resulted in the stockholder becoming an "interested stockholder," the "interested stockholder" owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the number of shares outstanding those shares owned (1) by persons who are directors and also officers and (2) employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer, or (iii) on or subsequent to such date the "business combination" is approved by the board of directors and authorized at an annual or special meeting of stockholders by the affirmative vote of a least 66% of the outstanding voting stock which is not owned by the "interested stockholder." A "business combination" includes mergers, stock or asset sales and other transactions resulting in a financial benefit to the "interested stockholders." An "interested stockholder" is a person who, together with affiliates and associates, owns (or within three years, did own) 15% or more of the corporation's voting stock. Although Section 203 permits the Company to elect not to be governed by its provisions, the Company to date has not made this election. As a result of the application of
Section 203, potential acquirors of the Company may be discouraged from attempting to effect an acquisition transaction with the Company, thereby possibly depriving holders of the Company's securities of certain opportunities to sell or otherwise dispose of such securities at above-market prices pursuant to such transactions.

                              PLAN OF DISTRIBUTION

    The Company may sell the Securities to one or more underwriters for public offering and sale by them and may also sell the Securities to investors directly or through agents. Any such underwriter, or agent involved in the offer and sale of Securities will be named in the applicable Prospectus Supplement. The Company has reserved the right to sell or exchange Securities directly to investors on its own behalf in those jurisdictions where and in such manner as it is authorized to do so.

    The distribution of the Securities may be effected from time to time in one or more transactions at a fixed price or prices, which may be changed, or at market prices prevailing at the time of sale, at prices related to such prevailing market prices, or at negotiated prices. Sales of Common Stock offered hereby may be effected from time to time in one or more transactions on the New York Stock Exchange or in negotiated transactions or a combination of such methods. The Company may also, from time to time, authorize dealers, acting as the Company's agents, to offer and sell Securities upon the terms and conditions as are set forth in the applicable Prospectus Supplement. In connection with the sale of Securities, underwriters may receive compensation from the Company in the form of underwriting discounts or commissions and may also receive commissions from purchasers of the Securities for whom they may act as agent. Underwriters may sell Securities to or through dealers, and such dealers may receive compensation in the form of discounts, concessions or commissions from the underwriters and/or commissions from the purchasers for whom they may act as agent. Any such underwriter, dealer or agent will be identified, and any such compensation received from the Company will be described, in the Prospectus Supplement. Unless otherwise indicated in a Prospectus Supplement, an agent will be acting on a best efforts basis and a dealer will purchase Securities as a principal, and may then resell such Securities at varying prices to be determined by the dealer.

    Any underwriting compensation paid by the Company to underwriters or agents in connection with the offering of Securities, and any discounts, concessions or commissions allowed by underwriters to participating dealers, will be set forth in the applicable Prospectus Supplement. Dealers and agents participating in the distribution of Securities may be deemed to be underwriters, and any discounts and commissions received by them and any profit realized by them on resale of the Securities may be deemed to be underwriting discounts and commissions. Underwriters, dealers and agents may be entitled, under agreements entered into with the Company, to indemnification against and contribution toward certain civil liabilities, including liabilities under the Securities Act, and to reimbursement by the Company for certain expenses.

    To facilitate an offering of a series of Securities, certain persons participating in the offering may engage in transactions that stabilize, maintain, or otherwise affect the price of the Securities. This may include over-allotments or short sales of the Securities, which involves the sale by persons participating in the offering of more Securities than have been sold to them by the Company. In such circumstances, such persons would cover such over-allotments or short positions by purchasing in the open market or by exercising the over-allotment option granted to such persons. In addition, such persons may stabilize or maintain the price of the Securities by bidding for or purchasing Securities in the open market or by imposing penalty bids, whereby selling concessions allowed to dealers participating in any such offering may be reclaimed if Securities sold by them are repurchased in connection with stabilization transactions. The effect of these transactions may be to stabilize or maintain the market price of the Securities at a level above that which might otherwise prevail in the open market. Such transactions, if commenced, may be discontinued at any time.

    Certain of the underwriters, dealers or agents and their associates may engage in transactions with and perform services for the Company in the ordinary course of business, including refinancing of the Company's indebtedness. See "Use of Proceeds."

                                 LEGAL MATTERS

    Certain legal matters with respect to the Securities offered hereby will be passed upon for the Company by Latham & Watkins, San Francisco, California. Certain legal matters will be passed upon for any agents or underwriters by counsel for such agents or underwriters identified in the applicable Prospectus Supplement. Certain partners of Latham & Watkins, members of their families, related persons and others, have an indirect interest, through limited partnerships, in less than 1% of the Common Stock. Such persons do not have the power to vote or dispose of such shares of Common Stock.

                                    EXPERTS

    The consolidated financial statements of Owens-Illinois, Inc. appearing in the Company's and Group's Annual Report (Form 10-K) for the year ended December 31, 1996, have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon included therein and incorporated herein by reference. Such consolidated financial statements are incorporated herein by reference in reliance upon such report given upon the authority of such firm as experts in accounting and auditing.

    The consolidated financial statements of Avir Finanziaria S.p.A. and subsidiaries as of and for the year ended December 31, 1995, appearing in the Form 8-K/A of Owens-Illinois, Inc., dated March 3, 1997, have been audited by KPMG S.p.A., independent auditors, as set forth in their report thereon included therein and incorporated herein by reference. Such consolidated financial statements are incorporated herein by reference in reliance upon such report given upon the authority of such firm as experts in accounting and auditing.

NO DEALER, SALESPERSON OR ANY OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS SUPPLEMENT OR THE PROSPECTUS IN CONNECTION WITH THE OFFER MADE BY THIS PROSPECTUS SUPPLEMENT AND THE PROSPECTUS AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR ANY OF THE UNDERWRITERS. NEITHER THE DELIVERY OF THIS PROSPECTUS SUPPLEMENT OR THE PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THE DATE AS OF WHICH INFORMATION IS GIVEN IN THIS PROSPECTUS SUPPLEMENT. THIS PROSPECTUS SUPPLEMENT AND THE PROSPECTUS DO NOT CONSTITUTE AN OFFER OR SOLICITATION BY ANYONE IN ANY JURISDICTION IN WHICH SUCH OFFER OR SOLICITATION IS NOT AUTHORIZED OR IN WHICH THE PERSON MAKING SUCH OFFER IS NOT QUALIFIED TO DO SO OR TO ANY PERSON TO WHOM IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION.
                               ------------------

                               TABLE OF CONTENTS

                                                  PAGE
                                                ---------

                  PROSPECTUS SUPPLEMENT

Prospectus Supplement Summary.................        S-3
Risk Factors..................................        S-9
The Company...................................       S-12
The Proposed Refinancing......................       S-15
Use of Proceeds...............................       S-17
Price Range of Common Stock and Dividend
  Policy......................................       S-18
Consolidated Capitalization...................       S-19
Unaudited Pro Forma Consolidated Financial
  Information.................................       S-20
Selected Consolidated Financial Data..........       S-26
Management's Discussion and Analysis of
  Financial Condition and Results of
  Operations..................................       S-28
Business......................................       S-33
Underwriting..................................       S-38
Legal Matters.................................       S-40

                       PROSPECTUS

Available Information.........................          2
Information Incorporated
  by Reference................................          2
The Company...................................          3
Use of Proceeds...............................          4
Ratio of Earnings to Fixed Charges............          4
Description of Debt Securities................          5
Section 203 of the DGCL.......................         12
Plan of Distribution..........................         13
Legal Matters.................................         14
Experts.......................................         14

14,750,000 SHARES

OWENS-ILLINOIS, INC.

COMMON STOCK
($.01 PAR VALUE)

         [LOGO]

SALOMON BROTHERS INC

GOLDMAN, SACHS & CO.

LEHMAN BROTHERS

MERRILL LYNCH & CO.

MORGAN STANLEY & CO.
               INCORPORATED

PAINEWEBBER INCORPORATED

PROSPECTUS SUPPLEMENT
(To Prospectus Dated April 18, 1997)

THIS PROSPECTUS SUPPLEMENT RELATES TO AN EFFECTIVE REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933, AND IS SUBJECT TO COMPLETION OR AMENDMENT. THIS PROSPECTUS SUPPLEMENT SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY JURISDICTION IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH JURISDICTION.

                             SUBJECT TO COMPLETION

                                 APRIL 24, 1997

PROSPECTUS SUPPLEMENT
(To Prospectus Dated April 18, 1997)

14,750,000 SHARES

                                                                    [LOGO]
OWENS-ILLINOIS, INC.
COMMON STOCK
($.01 PAR VALUE)

All of the shares of common stock (the "Common Stock") offered hereby are being sold by Owens-Illinois, Inc. (the "Company"). Of the shares of Common Stock offered, 2,950,000 shares are being offered by the International Underwriters (as defined herein) outside the United States and Canada (the "International Equity Offering") and 11,800,000 shares of Common Stock are being offered by the U.S. Underwriters (as defined herein), in a concurrent offering in the United States and Canada (the "U.S. Equity Offering" and, together with the International Equity Offering, the "Equity Offerings"), subject to transfers between the International Underwriters and the U.S. Underwriters (collectively, the "Underwriters"). The Price to Public and the Underwriting Discount per share will be identical for the U.S. Equity Offering and the International Equity Offering. The closing of each of the International Equity Offering and the U.S. Equity Offering is conditioned upon the other. See "Underwriting."

Concurrently with the Equity Offerings, the Company is offering $250.0 million aggregate principal amount of Senior Notes due 2004 and $250.0 million aggregate principal amount of Senior Notes due 2007 (collectively, the "Senior Note Offerings" and, together with the Senior Note Offerings, the "Offerings"). Consummation of the Senior Note Offerings is conditioned upon the consummation of the Equity Offerings and upon the release of the collateral securing, and guarantees of, the Company's obligations under its Existing Credit Facility (as defined herein) and its 11% Senior Debentures due 2003 (the "Outstanding Senior Debentures"). The Company will also commence on or about April 25, 1997 a tender offer for its Outstanding Senior Debentures, which will be subject to the satisfaction of certain conditions. See "The Proposed Refinancing."

The Common Stock is listed on the New York Stock Exchange (the "NYSE") under the symbol "OI." On April 22, 1997, the last reported sale price of the Common Stock on the NYSE was $27 3/8 per share.

SEE "RISK FACTORS" BEGINNING ON PAGE S-9 FOR A DISCUSSION OF CERTAIN FACTORS THAT SHOULD BE CONSIDERED BY POTENTIAL INVESTORS.

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS SUPPLEMENT OR THE PROSPECTUS TO WHICH IT RELATES. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                                      PRICE TO           UNDERWRITING       PROCEEDS TO
                                      PUBLIC             DISCOUNT           COMPANY(1)
Per Share...........................  $                  $                  $
Total (2)...........................  $                  $                  $

(1) Before deducting offering expenses payable by the Company, estimated at $2.1 million.

(2) The Company has granted to the International Underwriters and the U.S. Underwriters 30-day options to purchase up to 442,500 and 1,770,000 additional shares of Common Stock, respectively, at the Price to Public, less the Underwriting Discount, solely to cover over-allotments, if any. If the Underwriters exercise such options in full, the total Price to Public,
    Underwriting Discount and Proceeds to Company will be $         ,
    $         and $         , respectively. See "Underwriting."

The shares of Common Stock are offered subject to receipt and acceptance by the Underwriters, to prior sale and to the Underwriters' right to reject any order in whole or in part and to withdraw, cancel or modify the offer without notice. It is expected that delivery of the shares of Common Stock will be made at the office of Salomon Brothers Inc, Seven World Trade Center, New York, New York, or
through the facilities of The Depository Trust Company, on or about       ,
1997.

SALOMON BROTHERS INTERNATIONAL LIMITED

       GOLDMAN SACHS INTERNATIONAL

              LEHMAN BROTHERS

                      MERRILL LYNCH INTERNATIONAL

                             MORGAN STANLEY & CO.                  INTERNATIONAL

                                    PAINEWEBBER INTERNATIONAL

The date of this Prospectus Supplement is       , 1997.

              CERTAIN UNITED STATES FEDERAL TAX CONSIDERATIONS FOR
                           NON-UNITED STATES HOLDERS

GENERAL

    The following is a general discussion of certain United States federal income and estate tax consequences of the acquisition, ownership and disposition of Common Stock by a "Non-United States Holder" and does not deal with tax consequences arising under the laws of any foreign, state, or local jurisdiction. As used herein, a "Non-United States Holder" is a person or entity that, for United States federal income tax purposes, is not a citizen or resident of the United States, a corporation, partnership or other entity created or organized under the laws of the United States or a political subdivision thereof, or an estate or trust, the income of which is subject to United States federal income tax consequences regardless of its source, or that otherwise is subject to United States federal income taxation on a net basis in respect of the Common Stock.

    This discussion is based on provisions of the Internal Revenue Code of 1986, as amended (the "Code"), existing and proposed regulations promulgated thereunder and administrative and judicial interpretations thereof as of the date hereof, all of which are subject to change. This discussion does not address all aspects of United States federal income and estate taxes and does not deal with non-United States or United States' state and local tax consequences that may be relevant to Non-United States Holders in light of their personal circumstances. Prospective investors who are Non-United States Holders are urged to consult their tax advisors regarding the United States federal tax consequences of acquiring, holding and disposing of the Common Stock, as well as any tax consequences that may arise under the laws of any foreign, state, local or other taxing jurisdiction.

    An individual may, subject to certain exceptions, be deemed to be a resident alien (as opposed to a non-resident alien) by virtue of being present in the United States on at least 31 days in the calendar year and for an aggregate of at least 183 days during a three-year period ending in the current calendar year (counting for such purposes all of the days present in the current year, one-third of the days present in the immediately preceding year, and one-sixth of the days present in the second preceding year). Resident aliens are subject to United States federal income tax as if they were United States citizens and residents.

DIVIDENDS

    Generally, any dividend paid to a Non-United States Holder of Common Stock will, except as described below, be subject to withholding of United States federal income tax at a 30% rate or such lower rate as may be specified by an applicable income tax treaty, unless the dividend is effectively connected with the conduct of a trade or business of the Non-United States Holder within the United States. If the dividend is effectively connected with the conduct of a trade or business of the Non-United States Holder within the United States, the dividend would be subject to United States federal income tax on a net income basis at applicable graduated individual or corporate rates and would be exempt from the 30% withholding tax described above. A Non-United States Holder may claim exemption from withholding under the effectively connected income exception by filing Form 4224 (Statement Claiming Exemption from Withholding of Tax on Income Effectively Connected with the Conduct of Business in the United States) with the Company or its paying agent.

    In addition to the graduated rate described above, dividends received by a corporate Non-United States Holder that are effectively connected with a United States trade or business may, under certain circumstances, be subject to an additional "branch profits tax" at a 30% rate or such lower rate as may be specified by an applicable income tax treaty.

    Under current United States Treasury regulations, dividends paid to an address outside the United States are presumed to be paid to a resident of such country for purposes of the withholding discussed above, and, under the current interpretation of United States Treasury regulations, for purposes of determining the applicability of a tax treaty rate. Under proposed United States Treasury regulations, not currently in effect, however, a Non-United States Holder of Common Stock who wishes to claim the benefit of an applicable treaty rate would be required to satisfy applicable certification and other requirements.

    A Non-United States Holder of Common Stock that is eligible for a reduced rate of United States withholding tax pursuant to a tax treaty may obtain a refund of any excess amounts currently withheld by filing an appropriate claim for refund with the United States Internal Revenue Service.

DISPOSITION OF COMMON STOCK

    A Non-United States Holder generally will not be subject to United States federal income tax on any gain recognized upon the sale or other disposition of Common Stock unless (i) such gain is effectively connected with a United States trade or business of the Non-United States Holder and, if a tax treaty applies, attributable to a permanent establishment maintained by the Non-United States Holder, (ii) the Non-United States Holder is an individual who is a former citizen of the United States who lost such citizenship within the preceding ten-year period (or former long-term resident of the United States who relinquished United States residency on or after February 6, 1995) whose loss of citizenship or permanent residency had as one of its principal purposes the avoidance of United States tax, (iii) in the case of certain Non-United States Holders who are non-resident alien individuals and hold the Common Stock as a capital asset, such individuals are present in the United States for 183 days or more days in the taxable year of disposition and either (a) the individual has a "tax home" in the United States for United States federal income tax purposes or
(b) the gain is attributable to an office or other fixed place of business maintained by the individual in the United States or (iv) the Company is or has been a "United States real property holding corporation" ("USRPHC") for federal income tax purposes at any time within the shorter of the five-year period preceding such disposition or such Non-United States Holder's holding period (the "Required Holding Period"), and, provided that the Common Stock is "regularly traded on an established securities market" for tax purposes, the Non-United States Holder held, directly or indirectly, Common Stock with a fair market value in excess of 5% of the fair market value of all the Company Common Stock outstanding at any time during Required Holding Period.

    If an individual Non-United States Holder falls under clauses (i) or (ii) above, the holder will be taxed on the net gain derived from the sale under regular United States federal income tax rates. If an individual Non-United States Holder falls under clauses (iii) above, the holder generally will be subject to a flat 30% tax on the gain derived from the sale which may be offset by United States capital losses (notwithstanding the fact that the holder is not considered a resident of the United States). If a Non-United States Holder that is a foreign corporation falls under clause (iii) above, it will be taxed on its gain under regular graduated United States federal income tax rates and, in addition, will under certain circumstances be subject to the branch profits tax equal to 30% of its "effectively connected earnings and profits" within the meaning of the Code for the taxable year, as adjusted for certain items, unless it qualifies for a lower rate under an applicable income tax treaty.

    The Company has determined that it is not and does not believe that it will become a USRPHC for federal income tax purposes. Although the Company believes that the Common Stock will be treated as "regularly traded on an established securities market," if the Common Stock were not so treated, on a sale or other disposition of such stock, the transferee of such stock would be required to withhold 10% of the proceeds of such disposition, unless the Company were to provide a certification that it is not (and has not been during a specific period) a USRPHC or another exemption applied.

INFORMATION REPORTING AND BACKUP WITHHOLDING

    The Company must report annually to the Internal Revenue Service and to each Non-United States Holder the amount of dividends paid to such holder and the amount of any tax withheld. These information reporting requirements apply regardless of whether withholding is required. Copies of the information returns reporting such dividends and withholding may also be made available to the tax authorities in the country in which the Non-United States Holder resides under the provisions of an applicable income tax treaty.

    United States backup withholding tax generally will not apply to (a) the payment of dividends paid on Common Stock to a Non-United States Holder at an address outside the United States or (b) the payment of the proceeds of the sale of Common Stock to or through the foreign office of a foreign broker. In the case of the payment of proceeds from such a sale of Common Stock through a foreign office of a broker that is a United States person or a "U.S. related person," however, information reporting (but not backup withholding) is required with respect to the payment unless the broker has documentary evidence in its files that the owner is a Non-United States Holder and certain other requirements are met or the holder otherwise establishes an exemption. For this purpose, a "U.S. related person" is (i) a controlled foreign corporation for United States federal income tax purposes, or (ii) a foreign person 50% or more of whose gross income from all sources for the three-year period ending with the close of its taxable year preceding the payment (or for such part of the period that the broker has been in existence) is derived from activities that are effectively connected with the conduct of a United States trade or business. The payment of (i) the proceeds of a sale of Common Stock and (ii) dividends paid on Common Stock to or through a United States office of a broker is subject to information reporting and possible backup withholding at the rate of 31% unless the owner certifies its non-United States status under penalties of perjury or otherwise establishes an exemption.

    Backup withholding (which is generally imposed at a 31% rate) is not an additional tax. Any amounts withheld under the backup withholding rules may be refunded or credited against the Non-United States Holder's United States federal income tax liability, provided that the required information is furnished to the Internal Revenue Service.

    These information and backup withholding rules are under review by the United States Treasury and their application to the Common Stock could be changed by future regulations. On April 15, 1996, the Internal Revenue Service issued proposed Treasury Regulations concerning the withholding of tax and reporting for certain amounts paid to non-resident individuals and foreign corporations. The proposed regulations would, among other changes, eliminate the presumption under current regulations with respect to dividends paid to addresses outside the United States. The proposed Treasury Regulations, if adopted in their present form, would be effective for payments made after December 31, 1997. Prospective purchasers of the Common Stock should consult their tax advisors concerning the potential adoption of such Treasury Regulations.

FEDERAL ESTATE TAXES

    Common Stock held (or treated as owned) by an individual Non-United States Holder at the time of death will be included in such holder's gross estate for United States federal estate tax purposes and may be subject to United States federal estate tax, unless an applicable estate tax treaty provides otherwise.

                                  UNDERWRITING

    Subject to the terms and conditions set forth in the International Underwriting Agreement (the "International Underwriting Agreement"), the Company has agreed to sell to each of the International Underwriters named below (the "International Underwriters"), and each of the International Underwriters, for whom Salomon Brothers International Limited is acting as the international representative (the "International Representative"), has severally agreed to purchase the number of shares of Common Stock set forth opposite its name below.

                                                                                              NUMBER OF
INTERNATIONAL UNDERWRITERS                                                                     SHARES
-------------------------------------------------------------------------------------------  -----------
Salomon Brothers International Limited.....................................................
Goldman Sachs International................................................................
Lehman Brothers International (Europe).....................................................
Merrill Lynch International................................................................
Morgan Stanley & Co. International Limited.................................................
PaineWebber International (U.K.) Ltd.......................................................
                                                                                             -----------
         Total.............................................................................    2,950,000
                                                                                             -----------
                                                                                             -----------

    In the International Underwriting Agreement, the several International Underwriters have agreed, subject to the terms and conditions set forth therein, to purchase all the shares of Common Stock offered in the International Equity Offering if any such shares are purchased. In the event of a default by any International Underwriter, the International Underwriting Agreement provides that, in certain circumstances, purchase commitments of the non-defaulting International Underwriters may be increased or the International Underwriting Agreement may be terminated. The International Underwriters have agreed to purchase such shares of Common Stock from the Company at the public offering price set forth on the cover page of this Prospectus Supplement and the Company has agreed to pay the International Underwriters the underwriting discount set forth on the cover page of this Prospectus Supplement for each share of Common Stock so purchased. The Company has been advised by the International Representative that the several International Underwriters initially propose to offer such shares of Common Stock to the public at the public offering price set forth on the cover page of this Prospectus Supplement and to certain dealers at
such price less a concession not in excess of $      per share of Common Stock.
The International Underwriters may allow, and such dealers may re-allow, a
concession not in excess of $      per share of Common Stock to other dealers.
After the Equity Offerings, the public offering price and such concessions may be changed.

    The Company has granted to the International Underwriters and the U.S. underwriters (the "U.S. Underwriters") and, collectively with the International Underwriters, the "Underwriters") an option, exercisable during the 30-day period after the date of this Prospectus Supplement, to purchase up to 2,212,500 additional shares of Common Stock from the Company at the public offering price as set forth on the cover page of this Prospectus Supplement less the underwriting discount, solely to cover over-allotments. To the extent that the International Underwriters and the U.S. Underwriters exercise such option, each of the International Underwriters and the U.S. Underwriters, as the case may be, will be committed, subject to certain conditions, to purchase a number of option shares proportionate to such International Underwriter's or U.S. Underwriter's initial commitment.

    The Company has also entered into an underwriting agreement with the U.S. Underwriters named therein (the "U.S. Underwriting Agreement") for whom Salomon Brothers Inc is acting as the U.S. representative (the "U.S. Representative," and together with the International Representative, the "Representative"), providing for the concurrent offer and sale of 11,800,000 shares of Common Stock (in addition to the shares covered by the over-allotment option described above) in the United States and Canada. Both the International Underwriting Agreement and the U.S. Underwriting Agreement provide that the obligations of the International Underwriters and the U.S. Underwriters are such that if any of the shares of Common Stock are purchased by the International Underwriters pursuant to the International Underwriting Agreement, or by the U.S. Underwriters pursuant to the U.S. Underwriting Agreement, all the shares of Common Stock agreed to be purchased by either the International Underwriters or the U.S. Underwriters, as the case may be, pursuant to their respective agreements must be so purchased.

    The public offering price and the underwriting discount per share of Common Stock for each of the Equity Offerings will be identical. The closing of each of the Equity Offerings is conditioned upon the closing of the other.

    Each International Underwriter has severally agreed that, as part of the International Equity Offering, (i) it is not purchasing any shares of Common Stock for the account of any United States or Canadian Person and (ii) it has not offered or sold, and will not offer or sell, directly or indirectly, any shares of Common Stock or distribute this Prospectus Supplement to any person within the United States or Canada or to any United States or Canadian Person. Each U.S. Underwriter has severally agreed that, as part of the U.S. Equity Offering, (i) it is not purchasing any shares of Common Stock for the account of anyone other than a United States or Canadian Person, and (ii) it has not offered or sold, and will not offer or sell, directly or indirectly, any shares of Common Stock or distribute any Prospectus Supplement relating to the U.S. Equity Offering to any person outside the United States or Canada or to anyone other than a United States or Canadian Person. The foregoing limitations do not apply to stabilization transactions or to certain other transactions specified in the Agreement Between U.S. Underwriters and International Underwriters. "United States Person" or "Canadian Person" means any person who is a national or resident of the United States or Canada, any corporation, partnership or other entity created or organized in or under the laws of the United States or Canada or of any political subdivision thereof, and any estate or trust which is subject to United States or Canadian federal income taxation, regardless of the source of its income (other than the foreign branch of any United States or Canadian Person), and includes any United States or Canadian branch of a person other than a United States or Canadian Person.

    Each International Underwriter has severally represented and agreed that:
(i) it has not offered or sold and will not offer to sell, in the United Kingdom, by means of any document, any shares of Common Stock other than to persons whose ordinary business it is to buy or sell shares or debentures, whether as a principal or agent (except under circumstances which do not constitute an offer to the public within the meaning of the Companies Act of
1985); (ii) it has complied and will comply with all applicable provisions of the Financial Services Act 1986 (the "1986 Act") with respect to anything done by it in relation to the shares of Common Stock in, from or otherwise involving the United Kingdom; and (iii) it has only issued or passed on and will only issue or pass on to any person in the United Kingdom any investment advertisement (within the meaning of the 1986 Act) relating to the shares of Common Stock if that person falls within Article 9(3) of the Financial Services Act 1986 (Investment Advertisements) (Exemption) Order 1988.

    Pursuant to the Agreement Between U.S. Underwriters and International Underwriters, sales may be made between the International Underwriters and the U.S. Underwriters of such number of shares of Common Stock as may be mutually agreed. The price of any shares of Common Stock so sold shall be the public offering price set forth on the cover page of this Prospectus Supplement, less an amount not greater than the concession to securities dealers. To the extent that there are sales between the International Underwriters and the U.S. Underwriters pursuant to the Agreement Between U.S. Underwriters and International Underwriters, the number of shares of Common Stock initially available for sale by the International Underwriters or by the U.S. Underwriters may be more or less than the amount specified on the cover page of this Prospectus Supplement.

    Purchasers of the shares of Common Stock offered hereby may be required to pay stamp taxes and other charges in accordance with the laws and practices of the country of purchase in addition to the offering price set forth on the cover page thereof.

    Until the distribution of the Common Stock is completed, rules of the Commission may limit the ability of the International Underwriters to bid for and purchase the Common Stock. As an exception to these rules, the International Representative is permitted to engage in certain transactions that stabilize the price of shares of Common Stock. Such transactions consist of bids or purchases for the purpose of pegging, fixing or maintaining the price of shares of Common Stock.

    If the International Underwriters create short positions in the Common Stock in connection with the International Equity Offering, by selling more shares of Common Stock than are set forth on the cover page of this Prospectus Supplement, the International Representative may reduce that short position by purchasing shares of Common Stock in the open market. The International Representative may also elect to reduce any short position by exercising all or part of the over-allotment option described above.

    The International Representative may also impose a penalty bid on certain International Underwriters. This means that if the International Representative purchases shares of Common Stock in the open market to reduce the International Underwriters' short position or to stabilize the price of shares of Common Stock, they may reclaim the amount of selling concession from the International Underwriters who sold those shares as part of the International Equity Offering. In general, purchases of a security for the purpose of stabilization or to reduce a short position could cause the price of the security to be higher than it might in the absence of such purchases. The imposition of a penalty bid might also have an effect on the price of a security to the extent that it were to discourage resales of the security.

    Neither the Company nor any of the International Underwriters makes any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of shares of Common Stock. In addition, neither the Company nor any of the International Underwriters makes any representation that the International Representative will engage in such transactions or that such transactions, once commenced, will not be discounted without notice.

    The International Underwriting Agreement and the U.S. Underwriting Agreement each provide that the Company will indemnify the International Underwriters against certain liabilities and expenses, including liabilities under the Securities Act, or contribute to payments the International Underwriters may be required to make in respect thereof.

    The Underwriters have provided and will in the future continue to provide investment banking and other financial services for the Company and certain of its affiliates in the ordinary course of business for which they have received and will receive customary compensation.

                                 LEGAL MATTERS

    Certain legal matters with respect to the Common Stock will be passed upon by Latham & Watkins, San Francisco, California, as counsel for the Company, and for the Underwriters by Simpson Thacher & Bartlett (a partnership which includes professional corporations), New York, New York. Certain partners of Latham & Watkins, members of their families, related persons and others, have an indirect interest, through limited partnerships, in less than 1% of the Common Stock of the Company. Such persons do not have the power to vote or dispose of such shares of Common Stock. Simpson Thacher & Bartlett has from time to time acted as counsel in certain matters for the Company.

NO DEALER, SALESPERSON OR ANY OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS SUPPLEMENT OR THE PROSPECTUS IN CONNECTION WITH THE OFFER MADE BY THIS PROSPECTUS SUPPLEMENT AND THE PROSPECTUS AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR ANY OF THE UNDERWRITERS. NEITHER THE DELIVERY OF THIS PROSPECTUS SUPPLEMENT OR THE PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THE DATE AS OF WHICH INFORMATION IS GIVEN IN THIS PROSPECTUS SUPPLEMENT. THIS PROSPECTUS SUPPLEMENT AND THE PROSPECTUS DO NOT CONSTITUTE AN OFFER OR SOLICITATION BY ANYONE IN ANY JURISDICTION IN WHICH SUCH OFFER OR SOLICITATION IS NOT AUTHORIZED OR IN WHICH THE PERSON MAKING SUCH OFFER IS NOT QUALIFIED TO DO SO OR TO ANY PERSON TO WHOM IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION.
                               ------------------

                               TABLE OF CONTENTS

                                                  PAGE
                                                ---------
                  PROSPECTUS SUPPLEMENT

Prospectus Supplement Summary.................        S-3
Risk Factors..................................        S-9
The Company...................................       S-12
The Proposed Refinancing......................       S-15
Use of Proceeds...............................       S-17
Price Range of Common Stock and Dividend
  Policy......................................       S-18
Consolidated Capitalization...................       S-19
Unaudited Pro Forma Consolidated Financial
  Information.................................       S-20
Selected Consolidated Financial Data..........       S-26
Management's Discussion and Analysis of
  Financial Condition and Results of
  Operations..................................       S-28
Business......................................       S-33
Certain United States Federal Tax
  Considerations for Non-United States
  Holders.....................................       S-38
Underwriting..................................       S-41
Legal Matters.................................       S-43

                       PROSPECTUS
Available Information.........................          2
Information Incorporated
  by Reference................................          2
The Company...................................          3
Use of Proceeds...............................          4
Ratio of Earnings to Fixed Charges............          4
Description of Debt Securities................          5
Section 203 of the DGCL.......................         12
Plan of Distribution..........................         13
Legal Matters.................................         14
Experts.......................................         14

14,750,000 SHARES

OWENS-ILLINOIS, INC.

COMMON STOCK
($.01 PAR VALUE)

         [LOGO]

SALOMON BROTHERS
INTERNATIONAL LIMITED

GOLDMAN SACHS INTERNATIONAL

LEHMAN BROTHERS

MERRILL LYNCH INTERNATIONAL

MORGAN STANLEY & CO.
               INTERNATIONAL

PAINEWEBBER INTERNATIONAL

PROSPECTUS SUPPLEMENT
(To Prospectus Dated April 18, 1997)